Exhibit 99.1

CLEARMIND MEDICINE INC.

MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders

to be held on January 6, 2025

December 1, 2024

Table of Contents

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	2

GENERAL PROXY INFORMATION	5
Solicitation of Proxies	5
Appointment of Proxies	5
Revocability of Proxy	5
Exercise of Discretion by Proxy	6
Voting by Beneficial Shareholders	6
Note to Non-Objecting Beneficial Shareholders	7
Voting Securities and Principal Holders Thereof	7

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	7

PARTICULARS OF MATTERS TO BE ACTED UPON	7
1. Audited Financial Statements	7
2. Fixing the Number of Directors	7
3. Election of Directors	8
4. Appointment of Auditor	11
5. Approval of the Omnibus Equity Incentive Plan Resolution	11
6. Consolidation	14
7. Other Business	17

EXECUTIVE COMPENSATION	17
Compensation Discussion and Analysis	17
Summary Compensation Table – Named Executive Officers	19
Incentive Plan Awards	20
Pension Plan Benefits	21
Termination and Change of Control Benefits	21
Directors Compensation	21
Incentive Plan Awards	22

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	22

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY	22

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	23

CORPORATE GOVERNANCE PRACTICES	23

AUDIT COMMITTEE	23

ADDITIONAL INFORMATION	23

SCHEDULE “A” OMNIBUS STOCK AWARD PLAN	A-1

SCHEDULE “B” CORPORATE GOVERNANCE PRACTICES	B-1

SCHEDULE “C” AUDIT COMMITTEE DISCLOSURE	C-1

i

CLEARMIND MEDICINE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of the common shares (collectively, the “Shareholders” or individually, a “Shareholder”) of Clearmind Medicine Inc. (the “Company” or the “Corporation”) will be held virtually, by way of live webcast only via Zoom meeting, link and dial in numbers can be found below:

Topic: Clearmind Medicine Inc., Annual and Special Meeting

Join Zoom Meeting: https://us06web.zoom.us/j/83858394236?pwd=W98quU1rMZZeXypVxyiRnnFm1Mvza2.1

Meeting ID: 838 5839 4236

Passcode: 908975

Dial by your location:

●	+1 309 205 3325 US
●	+1 312 626 6799 US (Chicago)
●	+1 346 248 7799 US (Houston)
●	+1 360 209 5623 US
●	+1 386 347 5053 US
●	+1 507 473 4847 US
●	+1 564 217 2000 US
●	+1 646 558 8656 US (New York)
●	+1 646 931 3860 US
●	+1 669 444 9171 US
●	+1 689 278 1000 US
●	+1 719 359 4580 US
●	+1 720 707 2699 US (Denver)
●	+1 253 205 0468 US
●	+1 253 215 8782 US (Tacoma)
●	+1 301 715 8592 US (Washington DC)
●	+1 305 224 1968 US

Find your local number: https://us06web.zoom.us/u/kSLKzoVpz

on Monday January 6, 2025 at 9:00 a.m. Eastern Time (US and Canada) for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended October 31, 2023, and the report of the auditor thereon;

2.	to consider, and if deemed advisable, to pass, an ordinary resolution fixing the board of directors at five members;

3.	to elect directors of the Company for the ensuing year;

4.	to appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

5.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to establish and approve the omnibus equity incentive plan, as more particularly described in the accompanying management information circular (the “Circular”);

6.	to consider and if thought appropriate, to pass with or without variation, a special resolution, authorizing and approving the directors to effect a consolidation (the “Consolidation”) of the common shares in the capital of the Corporation (the “Shares” or “Common Shares”) on the basis of fifty (50) pre-Consolidation Shares for one (1) post-Consolidation Share, or such other lesser consolidation ratio as determined by the Board at its sole discretion, in one or more tranches during the twelve (12) months immediately following the Meeting, as more particularly described in the accompanying Circular; and

7.	to transact such further business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed November 28, 2024, as the Record Date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Accompanying this Notice of Annual and Special Meeting of Shareholders is the Circular, form of proxy or voting instruction form, and, for Shareholders who had requested such information, a copy of the Corporation’s audited consolidated financial statements and the report of the auditor thereon, and management’s discussion and analysis for the financial year ended October 31, 2023.

If you are a registered shareholder of the Company on the Canadian share register and are unable to attend the Meeting in person, please properly complete, sign, date and return the enclosed form of proxy to the Company’s Registrar and Transfer Agent, Computershare Trust Company of Canada by mail at: 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by fax at: 1-866-249-7775, Attention: Proxy Department. To vote by internet, please access the web site address specified on the form of proxy and follow the online voting instructions. Proxies must be received no later than 9:00 a.m. Eastern Time (US and Canada) on January 2, 2025, or if the Meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario).

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone at: 1-800-564-6253 (toll free North America) or + l 514-982-7555.

DATED this 1st day of December 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Amitay Weiss”

Chairman of the Board

CLEARMIND MEDICINE INC.

(“Corporation” or “Company”)

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 14, 2023

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of the Company (“Management”) for use at the annual and special meeting of holders (collectively, the “Shareholders” or individually, a “Shareholder”) in the capital of the Company (“Shares” or “Common Shares”) to be held virtually on Monday, January 6, 2025, at 9:00 a.m. Eastern Time (US and Canada) by way of live webcast only via Zoom meeting, link and dial in numbers can be found below:

Topic: Clearmind Medicine Inc., Annual and Special Meeting

Time: January 6, 2025 09:00 AM Eastern Time (US and Canada)

Join Zoom Meeting: https://us06web.zoom.us/j/83858394236?pwd=W98quU1rMZZeXypVxyiRnnFm1Mvza2.1

Meeting ID: 838 5839 4236

Passcode: 908975

Dial by your location:

●	+1 309 205 3325 US
●	+1 312 626 6799 US (Chicago)
●	+1 346 248 7799 US (Houston)
●	+1 360 209 5623 US
●	+1 386 347 5053 US
●	+1 507 473 4847 US
●	+1 564 217 2000 US
●	+1 646 558 8656 US (New York)
●	+1 646 931 3860 US
●	+1 669 444 9171 US
●	+1 689 278 1000 US
●	+1 719 359 4580 US
●	+1 720 707 2699 US (Denver)
●	+1 253 205 0468 US
●	+1 253 215 8782 US (Tacoma)
●	+1 301 715 8592 US (Washington DC)
●	+1 305 224 1968 US

Find your local number: https://us06web.zoom.us/u/kSLKzoVpz

for the purposes set forth below. Except to the extent otherwise stated herein, all information set forth herein is given as of the date hereof, and all dollar amounts set forth herein are stated in Canadian dollars. Information set forth herein as to shareholdings is based upon information supplied by the respective persons holding such Common Shares.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of solicitation will be borne by the Company except for the cost of postage required to return the forms of proxy which will be borne by the individual Shareholders.

In accordance with NI 54-101, arrangements have been made with intermediaries or their nominees (collectively, the “Intermediaries”) to forward proxy-related materials to Beneficial Shareholders (as defined below) whose Common Shares are held by or in custody of such Intermediaries. Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans. Intermediaries are required to forward such proxy-related materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The Company has elected not to pay for the delivery of the proxy-related materials to Objecting Beneficial Shareholders (as defined below) by the Intermediaries. As such, Objecting Beneficial Shareholders will not receive the proxy-related materials unless the Intermediaries assume the cost of delivery. The Company is sending the proxy-related materials directly to Non-Objecting Beneficial Shareholders (as defined below), through the services of its transfer agent and registrar, Computershare Trust Company of Canada (“Computershare Trust”). The Corporation is not relying on the notice-and-access provisions of securities laws for delivery of the proxy-related materials to Shareholders.

Appointment of Proxies

The individuals named in the form of proxy are officers and/or directors of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend the Meeting and act for such Shareholder on his, her or its behalf other than the persons designated in the enclosed form of proxy. Such right may be exercised by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy. In either case, a Shareholder may vote its Common Shares by proxy as follows: (a) by mail or delivery to, or deposited at, the offices of Computershare Trust at: 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, on behalf of the Company; (b) by fax at: 1-866-249-7775; or (c) on the internet by accessing the web site address specified on the form of proxy or voting instruction form (if applicable) and by following the online voting instructions. Voting instructions must be received by no later than 9:00 a.m. Eastern Time (US and Canada) on Thursday, January 2, 2025, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

Revocability of Proxy

A Shareholder giving a proxy has the power to revoke it. Proxies given by a Shareholder for use at the Meeting may be revoked prior to their use:

(a)	by depositing an instrument in writing executed by the Shareholder or by such Shareholder’s attorney duly authorized in writing or, if the Shareholder is a Company, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

a.	at the office of Computershare Trust, on behalf of the Company, at any time up to and including 10:30 a.m. Eastern Time (US and Canada) on Thursday January 2, 2025, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used; or

b.	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

Exercise of Discretion by Proxy

On any ballot that may be called for at the Meeting, the Common Shares represented by such form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder appearing on such form of proxy, and, if a choice is specified therein in respect of any matter to be acted upon, will be voted in accordance with the specification made. In the absence of such specification, such Common Shares will be voted for such matter.

The form of proxy confers discretionary authority upon the person acting as proxy thereunder with respect to amendments or variations to matters identified below and with respect to other matters which may properly come before the Meeting. As at the date hereof, Management knows of no such amendments, variations or any other matters, which may properly come before the Meeting.

Voting by Beneficial Shareholders

Only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders can be recognized and acted upon at the Meeting. The information set forth in this section is therefore of significant importance to a substantial number of Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”). If Common Shares are listed in an account statement provided to a Beneficial Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Beneficial Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc., which acts as a depository for many Canadian Intermediaries. Common Shares held by Intermediaries can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided by the Company to the Intermediaries. However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails the voting instruction forms to the Beneficial Shareholders and asks the Beneficial Shareholders to return the voting instructions forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - the form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and vote their Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Intermediary should enter their own names in the blank space on the voting instruction form provided to them and return the same to their Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the Meeting. Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies.

All references to Shareholders in this Circular are to Shareholders of record unless specifically stated otherwise.

Note to Non-Objecting Beneficial Shareholders

The proxy-related materials are being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (the “Objecting Beneficial Shareholders”) and those who do not object to their identity being made known to the issuers of the securities they own (the “Non-Objecting Beneficial Shareholders”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Shareholders from Intermediaries via their transfer agent in order to distribute proxy-related materials directly to such Non-Objecting Beneficial Shareholders.

The Company or its agent has sent the proxy related materials directly to Non-Objecting Beneficial Shareholders. Such Beneficial Shareholders’ names addresses and information about their holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such information on their behalf. By choosing to send proxy-related materials directly to the Non-Objecting Beneficial Shareholders, the Company (and not the Intermediary holding the information on their behalf) has assumed responsibility for (i) the delivery of the proxy-related materials, and (ii) the execution of proper voting instructions as specified in the request for voting instructions.

Voting Securities and Principal Holders Thereof

The Company has fixed the close of business on November 28, 2024, as the record date (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of the Meeting and vote at the Meeting. Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or at any adjournment or postponement thereof (subject in the case of voting by proxy to the timely deposit of a properly completed, signed and dated proxy with Computershare as specified herein and in the notice of Meeting).

The authorized capital of the Company consists of an unlimited number of Common Shares, of which 4,383,235 are issued and outstanding as at the Record Date. Each Common Share carries the right to one vote per Common Share. No other voting securities are issued and outstanding as of the Record Date. The quorum required for the Meeting is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to be voted at the Meeting.

To the knowledge of Management and the directors, as at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent (10%) of the issued and outstanding Common Shares:

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, to the best of Management’s knowledge, no director or executive officer of the Company, or any person who has held such a position since the beginning of the Company’s last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Audited Financial Statements

The financial statements for the financial year ended October 31, 2023, and the report of the auditor thereon will be presented before the Meeting. The financial statements for the year ended October 31, 2023, the report of the auditor thereon and management’s discussion and analysis for the year ended October 31, 2023, were mailed to Shareholders of the Company who had requested a copy.

2.	Fixing the Number of Directors

Management is seeking Shareholder approval of a resolution fixing the number of directors at five.

The board of directors of the Company (the “Board”) and Management are recommending that the shareholders vote FOR fixing the number of directors. In order to approve the number of directors, the following ordinary resolutions must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. The complete text of the resolutions which Management intends to place before the Meeting for approval, with or without modification, are as follows:

“IT IS HEREBY RESOLVED, THAT:

(1)	the number of directors be fixed at five; and

(2)	any director or officer of the Company is hereby authorized for, on behalf of, and in the name of the Company to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with fixing the number of directors and the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolution, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF FIXING THE NUMBER OF DIRECTORS AT FIVE, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS OWN SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

3.	Election of Directors

Four directors are to be elected at the Meeting to serve until the next annual meeting of the shareholders or until their respective successors are duly appointed. All of the following persons whose names are set out below have been nominated by the Board for election as directors at the Meeting. The term of office of all present directors of the Company expires when new directors have been elected at the Meeting.

The following tables set out certain information as of the date hereof with respect to the persons being nominated at the Meeting for election as directors.

Name & Municipalities of Residence	Present Principal Occupation within the past 5 years(1)	Director Since(1)	Number of Clearmind Medicine Inc. Shares Beneficially Held(2)
Yehonatan Shachar (3) Tel Aviv, Israel	Director of the Corporation & CEO of an Israeli publicly listed company.	April 15, 2020	12,496 (0.29)%
Oz Adler(3) Rishon Le Zion, Israel	Director of the Corporation & CEO and CFO of a Nasdaq Stock Market LLC (“NASDAQ”) publicly listed company.	December 28, 2021	NIL (0.00)%
Amitay Weiss Petach Tikvah, Israel	Director and Independent Business Consultant.	August 19, 2019	39,825 (0.91)%
Asaf Itzhaik(3) Ramat Gan, Israel	Director and Independent Business Consultant.	December 27, 2022	12,496 (0.29)%
Hila Kiron-Revach Ramat Gan, Israel	Director and Independent Business Consultant.	September 26, 2024	NIL (0.00)%

Notes:

(1)	The information as to principal occupation, business or employment of the nominees is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Information regarding voting securities held does not include voting securities issuable upon the exercise of options, warrants or other convertible securities of the Company.

(3)	Member of the Audit Committee.

As a group, the proposed directors beneficially own, control or direct, directly or indirectly, 74,278 Common Shares, representing approximately 1.69% of the issued and outstanding Shares as of the date hereof.

The members of the Audit Committee, as of the date of this Circular, are: Oz Adler (chair), Yehonatan Shachar and Asaf Itzhaik. The Compensation Committee as of the date of this Circular, are: Oz Adler (chair), Yehonatan Shachar and Asaf Itzhaik. The members of the Nominating and Corporate Governance Committee as of the date of this Circular, are: Yehonatan Shachar (chair), Oz Adler and Asaf Itzhaik. As of the date of this Circular, the Board is constituted with five independent directors being Yehonatan Shachar, Amitay Weiss, Asaf Itzhaik, Oz Adler and Hil Kiron-Revach.

Additional biographical information including the principal occupation of each of the nominees to the Board for the past five years preceding the date hereof is described below:

Oz Adler is a director of the Corporation and provides his services to the Corporation on a part-time basis. Mr. Adler is the Chief Executive and Financial Officer of Scisparc Ltd. Prior to his present position with Scisparc, Mr. Adler was employed as a CPA at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business Management from The College of Management, Israel. Mr. Adler currently serves on the board of directors of several public companies traded on NASDAQ and private companies.

Mr. Adler has not entered into an employment agreement, a non-competition or a non-disclosure agreement with the Corporation.

Yehonatan Shachar is a director of the Corporation and provides his services to the Corporation on a part-time basis. Mr. Shachar is currently the CEO of Heroic Media Ltd. Mr. Shachar has an LLB in Law from the IDC International University in Herzliya, Israel.

Mr. Shachar has not entered into an employment agreement, a non-competition or a non-disclosure agreement with the Corporation.

Amitay Weiss is the Chairman of the Corporation and provides his services to the Corporation on a part-time basis. Mr. Weiss is a financial and strategic consultant and is a board member of various publicly listed companies in Israel. Mr. Weiss has a Bachelor of Arts degree in business management from the Israel Academic College in Ramat Gan, Israel, and MBA and LLB from the Ono Academic College, Israel.

Mr. Weiss has not entered into an employment agreement, a non-competition or a non-disclosure agreement with the Corporation.

Asaf Itzhaik is an independent business individual with over thirty years of experience in the optometry industry in Israel and the real estate industry in both Israel and Poland. Mr. Itzhaik is a board member of various publicly listed companies in Israel. Mr. Itzhaik has completed a continuing education director’s course in Israel.

Mr. Itzhaik has not entered into an employment agreement, a non-competition or a non-disclosure agreement with the Corporation.

Hila Kiron-Revach is a director of the Corporation and provides her services to the Corporation on a part-time basis. Ms. Kiron-Revach is qualified Israel attorney and is a board member of various publicly listed companies in Israel. Ms. Kiron-Revach holds an LL.B. from the Netanya Academic College and is a licensed attorney in Israel.

Mrs. Kiron-Revach has not entered into an employment agreement, a non-competition or a non-disclosure agreement with the Corporation.

Corporate Cease Trade Orders

No proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed director.

Bankruptcies, or Penalties or Sanctions

To the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.

THE ENCLOSED FORM OF PROXY PERMITS SHAREHOLDERS TO VOTE FOR EACH NOMINEE ON AN INDIVIDUAL BASIS. COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF EACH OF THE PROPOSED NOMINEES UNLESS A SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES.

4.	Appointment of Auditor

Management of the Company intends to reappoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, of 1 Azrieli Center, Tel Aviv, 6701101, Israel as the Company’s auditors to hold office until the next annual meeting of Shareholders. The Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company..

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR ZOHAR & CO., A FIRM IN THE DELOITTE GLOBAL NETWORK, AS AUDITOR OF THE Company AND THE AUTHORIZING OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS OWN SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

5.	Approval of the Omnibus Equity Incentive Plan Resolution

Summary of the Omnibus Plan

Pursuant to the Omnibus Plan attached hereto as Schedule A (the “Omnibus Plan”) , the Board may grant Awards to eligible persons as determined by the Omnibus Plan. The aggregate number of Common Shares which may be made available for issuance under the Omnibus Plan will not exceed with respect to the number of Common Shares issuable pursuant to all Awards, 20% of the total number of issued and outstanding Common Shares from time to time.

The purpose of the Omnibus Plan is to advance the interests of the Corporation and its subsidiaries by (i) promoting a significant alignment between directors, officers, employees and consultants of the Corporation and its subsidiaries (“Awardees”) and the growth objectives of the Corporation; (ii) associating a portion of Awardees’ compensation with the performance of the Corporation over the long term; and (iii) attracting, motivating and retaining the critical Awardees to drive the business success of the Corporation.

The following is a summary of the principal terms of the Omnibus Plan, which is qualified in its entirety by reference to the text of the Omnibus Plan:

●	The aggregate number of Common Shares issuable pursuant to all Awards shall not exceed 20% of the issued and outstanding Common Shares at the time of granting Awards (on a non-diluted basis).

●	Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable upon issuance of Awards granted under the Omnibus Plan, and any exercises of Options, or settlements of Awards other than Options, will make new grants of Options available under the Omnibus Plan, effectively resulting in a re-loading of the number of Options available to grant under the Omnibus Plan. If any Awards granted expire or terminate for any reason without having been exercised or settled in full, as applicable, the unissued shares subject thereto shall again be available for the purposes of the Omnibus Plan.

●	Subject to the provisions of the Omnibus Plan , the Board or its delegate shall have authority to interpret the Omnibus Plan and all Award agreements entered into in connection with the grant of Awards under the Omnibus Plan, to define the terms used in the Omnibus Plan and in all Award agreements entered into thereunder, to prescribe, amend and rescind the terms of the Omnibus Plan and to make all other determinations necessary or advisable for the administration of the Omnibus Plan.

●	The price per share at which any Common Share which is the subject of an Option may be purchased (the “Option Exercise Price”) will be established by the Board or its delegate, subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, provided that the Option Exercise Price shall not be less than the greater of the closing market prices of the underlying securities on (a) the trading day prior to the date of grant of the stock options, and (b) the date of grant of the stock options. The term of each Option will be fixed by the Board or its delegate but may not exceed 10 years from the date of the grant.

●	Options granted pursuant to the Omnibus Plan shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Board or its delegate shall in each instance approve, which need not be the same for each grant or for each Awardee. Without limiting the foregoing, the Board or its delegate may permit the exercise of an Option through either a cashless exercise mechanism or net exercise mechanism pursuant to the terms of the Omnibus Plan.

●	Awards may be granted to Awardees as compensation for employment or consulting services or services as a director or officer and may entitle Awardees to receive, for no additional cash consideration, Common Shares upon specific time or other vesting conditions being met as determined by the Board or its delegate. The value of Awards is influenced by the fair market value of the underlying Common Shares, as determined by the Board or its delegate, pursuant to the terms of the Omnibus Plan.

●	If the expiry date, redemption date, or settlement date, as applicable, of any Award, would otherwise occur in a blackout period, the expiry date shall be extended to the tenth business day following the last day of the blackout period, where “blackout period” means a period of time during which the Corporation prohibits Awardees from exercising, redeeming or settling their Awards, due to applicable law or policies of the Corporation.

●	The maximum number of Common Shares which may be issued to any one Awardee, who is a Related Party (as such term is defined in the Omnibus Plan) may not exceed: (a) within any 12-month period under the Omnibus Plan is 5% of the number of Common Shares outstanding (on a fully-diluted basis) from time to time; and (b) at any time under the Omnibus Plan is 5% of the Common Shares outstanding on a fully-diluted basis from time to time, in each case unless shareholder approval is obtained pursuant to the Regulatory Rules (as such term is defined in the Omnibus Plan).

●	The maximum number of Common Shares which may be issuable to all Investor Relations Service Providers (as defined in the Omnibus Plan) within any 12-month period under the Omnibus Plan shall not exceed 2% of the number of Common Shares outstanding.

●	The maximum number of Common Shares which may be issuable to all Related Persons at any time under the Omnibus Plan shall not exceed (a) 15% of the Common Shares outstanding on a fully-diluted basis from time to time; and (b) within any 12 month period under the Omnibus Plan 15% of the number of outstanding Common Shares on a fully-diluted basis from time to time, in each case unless shareholder approval is obtained pursuant to the Regulatory Rules (as such term is defined in the Omnibus Plan). As the aforementioned 15% threshold exceeds 10% then, in accordance with the requirements of the Canadian Securities Administrators National Instrument 45-106—Prospectus Exemptions, the Company must obtain approval of Shareholders excluding votes attached to Common Shares held by directors, officers or holders of at least ten percent (10%), and their Associates (as such term is defined in the Omnibus Plan) of the issued and outstanding Common Shares (collectively, the “Interested Shareholders”). This means that Interested Shareholders are not eligible to vote their securities in respect of the Omnibus Plan Resolutions. As such, an aggregate of 74,278 Common Shares will not be eligible to vote on the Omnibus Plan Resolutions.

●	No financial assistance or support agreement will be provided to any Awardee by the Company or any related entity of the Company to facilitate the purchase of Awards.

●	In the event of death, or disability, of an Awardee, unless otherwise determined by the Board or its delegate, (i) the executor or administrator of the Awardee’s estate may exercise any vested Options for a period until the earlier of the original expiry date and 12 months after the date of death, and any unvested Options shall terminate and become void on the date of death; and (ii) any unvested RSUs previously credited to the Awardee’s account will be cancelled, and vested RSUs will be paid to the Awardee’s estate, with any settlement or redemption to occur within 12 months following the termination date.

●	Except as may otherwise be provided in an Awardee’s employment agreement or as otherwise determined by the Board or its delegate, if an Awardee’s employment or other relationship with the Corporation is terminated for any reason other than death or disability, (i) each vested Option held by that Awardee will cease to be exercisable on the earlier of the original expiry date and 90 days after the termination date; and (ii) any RSUs held by the Awardee that have vested before the termination date will remain with the Awardee. In all cases, any unvested Options or RSUs held by the Awardee shall terminate and become void on the date of termination.

●	Unless otherwise determined by the Board or its delegate, where an Awardee is terminated for cause, any unvested Options or RSUs held by the Awardee will be immediately cancelled and forfeited to the Corporation for no consideration.

●	In the event of a change of control (as defined in the Omnibus Plan), unless otherwise provided in the Omnibus Plan or an Award agreement, the Board or its delegate may deal with any or all outstanding Awards (or any portion thereof) in the manner it deems fair and reasonable in the circumstances of the change of control, including but not limited to cancelling all outstanding awards with or without payment or accelerating vesting and/or expiry of outstanding Awards and/or cause all Awards or portions thereof to become exchanged for stock awards of another corporation.

●	Unless restricted by law, the Board or its delegate may alter, amend, modify, suspend or terminate the Omnibus Plan or any Award in whole or in part without notice to, or approval from, Shareholders, including, but not limited to, for the purposes of:

●	making any amendments to the general vesting provisions of any Award;

●	making any amendments to the general term of any Award as permitted by the Omnibus Plan;

●	making any amendments to add covenants or obligations of the Corporation for the protection of Awardees;

●	making any amendments not inconsistent with the Omnibus Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

●	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

●	Shareholder approval is required to make the following amendments to the Omnibus Plan:

○	a reduction in the Option Exercise Price of a previously granted Option benefitting a Related Person or one of his/her/its Affiliates (unless done pursuant to Section 11.2 of the Omnibus Plan);

○	any amendment or modification which would increase the total number of Common Shares available for issuance under the Omnibus Plan; or

○	an increase to the limit on the number of Common Shares issued or issuable under the Omnibus Plan to Insiders of the Corporation.

Approval of the Omnibus Plan

The Board and Management are recommending that the shareholders vote FOR the approval of the Omnibus Plan. In order to approve the Omnibus Plam Plan, the following ordinary resolutions must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting who are not Interested Shareholders. This means that Interested Shareholders are not eligible to vote their securities in respect of the Omnibus Plan Resolutions. As such, an aggregate of 74,278 Common Shares will not be eligible to vote on the Omnibus Plan Resolutions. The complete text of the resolutions which Management intends to place before the Meeting for approval, with or without modification, is as follows:

“IT IS HEREBY RESOLVED, THAT:

(1)	the Omnibus Plan, in the form as set forth in Schedule “A” to the Circular, be and is hereby ratified, confirmed and approved; and

(2)	any director or officer of the Company is hereby authorized for, on behalf of, and in the name of the Company to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the Omnibus Plan and the foregoing resolutions, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RESOLUTION TO APPROVE THE OMNIBUS PLAN IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM.

6.	Consolidation

At the Meeting, Shareholders will be asked to consider and, if thought fit, pass a special resolution (the “Consolidation Resolution”) authorizing the Board to elect, in its discretion, to direct the Company to file articles of amendment (“Articles of Amendment”) to amend the Company’s articles in order to consolidate the Company’s issued Common Shares into a lesser number of issued Common Shares on a ratio to be determined by the Board but within the range of one (1) post- consolidation Common Share for every fifty (50) old Common Shares (the “Consolidation”) or such other lesser consolidation ratio as determined by the Board at its sole discretion, in one or more tranches during the twelve (12) months immediately following the Meeting, as more particularly described in the accompanying management information circular.

Background to and Reasons for the Share Consolidation

The Consolidation ratios are being suggested by the Board in order to provide it with the flexibility to implement the Consolidation in a manner designed to optimize the anticipated benefits of the Consolidation to the Company and its shareholders. In determining which precise Consolidation ratio within the range of ratios to implement, if any, following the receipt of shareholder approval, the Board may consider, among other things, factors such as:

●	the historical trading prices and trading volume of the Shares

●	the then prevailing trading price and trading volume of the Shares and the anticipated impact of the Consolidation on the trading of the Company’s Shares

●	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Shares

●	minimum listing requirements of the NASDAQ

●	prevailing general market and economic conditions and outlook for the trading of the Shares.

The Board is of the opinion that it may be in the Company and its shareholders best interests to consolidate the Shares as an increase in the price per Share could increase the interest of institutional and other investors in the Company’s Shares and may expand the pool of investors that may consider investing in the Company. For example, certain institutional investors may have policies that prohibit them from purchasing stock below a minimum price and a Consolidation may help to attract such investors.

Although approval for the Consolidation is being sought at the Meeting and, if approved, the Consolidation would not become effective until the Board determines it to be the shareholders best interests and the Articles of Amendment are filed to implement the Consolidation. The special resolution will also authorize the Board to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, that the Consolidation is not the shareholders best interests. The Consolidation is subject to shareholder approval and acceptance by the NASDAQ.

Effects of the Share Consolidation General

General

If the Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding shares by a factor equal to the consolidation ratio. At the close of business on November 29, 2024, the closing price of the shares on the NASDAQ was $1.30 per Common Share, and there were 4,383,235 Common Shares issued and outstanding. Based on the number of shares issued and outstanding on November 28, 2024, immediately following the completion of the Share Consolidation, for illustrative purposes only, (i) assuming a Consolidation ratio of one (1) for two (2), the number of Common Shares issued and outstanding (disregarding any resulting fractional shares) will be 2,191,617 Common Shares; and (ii) assuming a Share Consolidation ratio of one (1) for ten (10), the number of shares issued and outstanding (disregarding any resulting fractional shares) will be 438,323 Common Shares.

The Company does not expect the Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional Common Shares. See “No Fractional Shares” below.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Consolidation will not be affected by the Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of the Consolidation. The number of registered Shareholders will not be affected by the Consolidation.

The Consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares. Odd lot Common Shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares. The Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.

Effect on Beneficial Shareholders

Beneficial Shareholders (i.e. non-registered Shareholders) holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Consolidation than those that will be put in place by the Company for registered Shareholders. If Shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

Effect on Stock Options, RSUs

Subject to NASDAQ approval, where required:

●	The exercise or conversion price and/or the number of Common Shares issuable under any of the Company’s outstanding stock options will be proportionately adjusted upon the implementation of the Consolidation

●	The number of Common Shares reserved for issuance under the Stock Option Plan will be proportionately reduced.

Effect on Share Certificates

If the Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one new post-Share Consolidation share will be required to exchange their share certificates representing old pre- Consolidation shares for new share certificates representing new post- Consolidation shares or, alternatively, a Direct Registration System (a DRS) Advice/Statement representing the number of new post- Consolidation shares they hold following the Consolidation. The DRS is an electronic registration system which allows shareholders to hold shares in their name in book-based form, as evidenced by a DRS Advice/Statement rather than a physical share certificate.

If the Consolidation is implemented, the Company or its transfer agent will mail to each registered shareholder a letter of transmittal. Each registered shareholder must complete and sign a letter of transmittal after the Share Consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder’s old pre- Consolidation shares. The transfer agent will send to each registered shareholder who follows the instructions provided in the letter of transmittal a new share certificate representing the number of new post- Consolidation shares to which the registered shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of new post- Consolidation shares the registered shareholder holds following the Consolidation. Beneficial shareholders (i.e., non-registered shareholders) who hold their shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Consolidation will be processed should contact their intermediaries with respect to the Share Consolidation. See “Effect on Beneficial Shareholders” above.

Until surrendered to the transfer agent, each share certificate representing old pre-Share Consolidation shares will be deemed for all purposes to represent the number of new post-Share Consolidation shares to which the registered shareholder is entitled as a result of the Share Consolidation. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.

Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Company and its transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to our transfer agent is the responsibility of the registered shareholder and neither the Company nor its transfer agent will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued pursuant to the Consolidation. In lieu of any such fractional Shares, each registered Shareholder of the Company otherwise entitled to a fractional Common Share following the implementation of the Consolidation will receive the nearest whole number of post-Share Consolidation Common Shares. For example, any fractional interest representing less than 0.5 of a post- Consolidation Common Share will not entitle the holder thereof to receive a post- Consolidation Common Share and any fractional interest representing 0.5 or more of a post- Consolidation Common Share will entitle the holder thereof to receive one whole post- Consolidation Common Share. In calculating such fractional interests, all Common Shares registered in the name of each registered Shareholder will be aggregated.

Accounting Consequences

If the Consolidation is implemented, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the Share Consolidation took effect would be recast to give retroactive effect to the Share Consolidation.

For the reasons outlined above, the Board believes that obtaining Shareholder approval at the Meeting to implement the Consolidation is in the best interests of the Company and the Shareholders.

Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Consolidation Resolution authorizing the Board to elect, in its discretion, to file Articles of Amendment giving effect to the Consolidation. The Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (66 and 2/3%) of the votes cast by the Shareholders present, or represented by proxy, at the Meeting. The full text of the Consolidation Resolution which Management intends to place before the Meeting for approval, with or without modification, is as follows: is as follows:

“IT IS HEREBY RESOLVED THAT, as a special resolution of the shareholders of the Company, that:

(1)	the Company be and it is hereby authorized to file articles of amendment under the Business Corporations Act (British Columbia) to amend its articles (the “Amending Articles”) to change the number of issued and outstanding common shares of the Company (Common Shares) by consolidating the issued and outstanding Common Shares on the basis of up to one (1) new post-consolidation Common Share for up to every fifty (50) pre-consolidation Common Shares and no less than one (1) new post-consolidation Common Share for every two (2) pre-consolidation Common Shares, in one or more tranches during the twelve (12) months immediately following the Meeting, such amendment to become effective at a date in the future to be determined by the board of directors when the board of directors considers it to be in the best interests of the Company to implement such a Share Consolidation, but in any event not later than one year after the date on which this resolution is approved, subject to approval of the NASDAQ;

(2)	the Amending Articles giving effect to the Share Consolidation will provide that no fractional Common Shares will be issued in connection with the Share Consolidation and that the number of post-consolidation Common Shares to be received by a registered shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of Common Shares that such holder would otherwise be entitled to receive upon the implementation of the Share Consolidation;

(3)	notwithstanding that this special resolution has been duly adopted by the shareholders of the Company, the board of directors of the Company be and it is hereby authorized, in its sole discretion, to revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the shareholders of the Company; and

(4)	any director or any officer of the Company be, and each of them is hereby, authorized and directed for and in the name and on behalf of the Company, to execute and deliver such notices and documents, including, without limitation, the articles of amendment to the Registrar under the Business Corporations Act (Ontario), and to do such acts and things as in the opinion of that person, may be necessary or desirable to give effect to this special resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE CONSOLIDATION RESOLUTION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM.

7.	Other Business

While there is no other business other than outlined above to be presented to the shareholders at the Meeting, it is intended the proxies herby solicited will be exercised upon any other matters and proposals which may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company’s compensation policies are based on the principles that compensation should, to a significant extent, be reflective of the financial performance of the Company, and that a significant portion of executive officers’ and directors’ compensation should provide long-term incentives. The Board and compensation committee of the Board (the “Compensation Committee”) seeks to have compensation of the Company’s directors and executive officers set at levels that are sufficiently competitive so that the Company may attract, retain and motivate highly qualified directors and executive officers to contribute to the Company’s success. In assessing the overall compensation for directors and executive officers, the Board and Compensation Committee considers the Company’s performance, relative stockholder return and industry position, general industry data, and awards given to the Company’s executive officers in past years. It is the general compensation philosophy of the Company to provide a blend of base salaries/consulting fees, incentive bonuses and equity-based compensation.

Elements of Compensation

Base Salary/Consulting Fees

Each Named Executive Officer (as defined below) receives a fee, which constitutes a significant portion of the Named Executive Officer’s compensation package. Consulting fees are paid for discharging day-to-day duties and responsibilities and reflects the Named Executive Officer’s performance over time, as well as that individual’s particular experience and qualifications. A Named Executive Officer’s fee is reviewed by the Compensation Committee from time to time.

Incentive Bonus

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for each officer and employee. Both individual and corporate performances are also taken into account. No bonuses were paid to the Named Executive Officer during the most recently completed financial year.

Equity-Based Compensation

The Company’s directors, officers, employees and consultants are eligible under the Omnibus Plan to receive grants of stock options. The Omnibus Plan is an important part of the Company’s long-term incentive strategy for its officers and directors, permitting them to participate in appreciation of the market value of the Common Shares over a stated period of time. The Omnibus Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value.

The Board believes that the Omnibus Plan aligns the interests of the Named Executive Officers and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Common Shares.

Compensation Risk

The Board has not formally considered the implications of risks associated with the Company’s compensation policies and practices as, in their view, the current structure of the Company’s executive compensation arrangements is focussed on long-term value and is designed to correlate to the long-term performance of the Company, which includes but is not limited to performance of its share price.

Financial Instruments

Except as may be prohibited by law, the Named Executive Officers and directors are not currently prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director. To the Company’s knowledge, no executive officer or director of the Company has entered into or purchased such a financial instrument. The Company’s Insider Trading Policy stipulates that insiders of the Company are prohibited from short-selling the securities of the Company for the purpose of realizing the short-term profits.

Share-based and option-based Awards

As discussed above, the Omnibus Plan is maintained for the directors, officers, consultants and employees of the Company and any present and future subsidiary of the Company. The CEO will make initial recommendations to the Compensation Committee on the setting of option grants, taking into account the seniority and contribution of the individuals eligible for the grants and the number of previously granted stock options. The Compensation Committee will then recommend to the Board for approval all incentive compensation for the executives of the Company, based on both individual and Company performance in any given year, and will take into consideration the levels of compensation paid to persons in the same or similar management positions at comparable companies, in making such recommendations.

Option-based Awards

Pursuant to the Omnibus Plan, an option exercise price cannot be less than the closing price of the Common Shares on the Exchange on the last trading day preceding the option grant. The purchase price for the Common Shares under each option shall be determined by the Compensation Committee. The maximum term is ten (10) years. There are no specific vesting provisions under the Omnibus Plan. Options are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

Compensation Governance

In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation matters, the Board has established the Compensation Committee. The Compensation Committee is composed of Messers. Oz Ader (Chair), Yehonatan Shachar andAsaf Itzhaik, all of whom are independent as such term is defined in National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”).

The Compensation Committee meets at least once a year to, amongst other things, review and approve the Company’s goals and objectives relating to the compensation of the Company’s executive officers, evaluate the performance of the Company’s executive officers in light of such goals and objectives, and set the compensation level, perquisites and other benefits of the Company’s executive officers. The Compensation Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of the Company’s compensation policies and practices. Each of the members of the Compensation Committee has experience on the board of directors and related committees of other public companies.

Neither the Board nor the Compensation Committee has, at any time since the Company’s most recently completed fiscal year, retained a compensation consultant or advisor to assist the Board or the Compensation Committee in determining the compensation for any of the Company’s executive officers’ or directors’ compensation.

Summary Compensation Table – Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)	the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at October 31, 2023, and whose total compensation was more than $150,000 for the financial year ended October 31, 2023, of which there were none; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year, of which there are none.

During the financial year ended October 31, 2023, the Company had four Named Executive Officers, being Adi Zuloff-Shani (CEO), and Alan Rootenberg (CFO) and Gadi Levin (former CEO and CFO).

The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years ended October 31, 2023:

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of perquisites ($)	Value of other compensa- tions ($)	Total compensa- tion ($)
Adi Zuloff-Shani(1)	2023	$284,194	Nil	Nil	Nil	$125,695	$409,889
	2022	$190,984	Nil	Nil	Nil	$266,641	$457,625
	2021	$139,971	Nil	Nil	Nil	$39,301	$179,272
Alan Rootenberg,	2023	$90,278	Nil	Nil	Nil	$2,824	$93,102
Chief Financial Officer and	2022	$43,957	Nil	Nil	Nil	$1,264	$45,221
Director (2)	2021	$10,991	Nil	Nil	Nil	$1,479	$12,470
Gadi Levin, Former	2023	Nil	Nil	Nil	Nil	Nil	Nil
Chief Executive	2022	Nil	Nil	Nil	Nil	Nil	Nil
Officer CFO (3)	2021	$38,833	Nil	Nil	Nil	$4,927	$43,760

Notes:

(1)	Adi Zuloff-Shani was appointed as the CEO effective July 14, 2021

(2)	Alan Rootenberg was appointed CFO effective December 9, 2020 until July 14, 2021. He was reappointed as CFO in June 2022.

(3)	Gadi Levin was appointed a director and CEO effective December 9, 2020. On July 14, 2021 he ceased to the CEO and was appointed as the CFO and ceased to be the CFO in August 2021.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of option awards granted to the Named Executive Officers that were outstanding as at October 31, 2023. There were no share-based awards outstanding as at October 31, 2023.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$)(1)
Adi Zuloff-Shani	667	675.0	May 26, 2026	Nil
	667	756.0	July 2, 2026	Nil
	333	504.0	February 1, 2032	Nil
Alan Rootenberg	67	675.0	May 26, 2026	Nil

Value Vested or Earned During the Year ended October 31, 2023

Name	Option – based awards – Value vested during the year(1) (USD$)	Share-based awards –Value vested during the year(1) (USD$)	Non-equity incentive plan compensation –Value earned during the year (USD$)
Adi Zuloff-Shani	125,695	Nil	Nil
Alan Rootenberg	2,824	Nil	Nil

Notes:

(1)	These amounts were calculated using the Black-Scholes model on the date of the grant.

Pension Plan Benefits

No benefits were paid, and no benefits are proposed to be paid to any of the Named Executive Officers under any pension or retirement plan.

Termination and Change of Control Benefits

The Corporation has not entered into employment agreements with any of its officers.

Directors Compensation

Director Compensation Table

The following table is a summary of compensation paid to the directors of the Company, other than: (i) directors who are also Named Executive Officers; and (ii) directors who were appointed during the fiscal year 2023 who did not receive any compensation from the Company in any other role during fiscal 2023, for the three most recently completed financial years ended October 31, 2023:

Name and principal position	Year	Fees earned ($) (USD)	Share-based awards ($) (USD)	Option- based awards ($) (USD)	Non-equity incentive plan compensation ($) (USD)	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Yehonatan Shachar(1)	2023	$23,291	Nil	Nil	Nil	Nil	$2,824	$26,115
	2022	$17,585	Nil	Nil	Nil	Nil	$7,282	$24,867
	2021	$17,585	Nil	Nil	Nil	Nil	$1,479	$19,064
Amitay Weiss(2)	2023	$106,015	Nil	Nil	Nil	Nil	$110,943	$216,958
	2022	$17,585	Nil	Nil	Nil	Nil	$204,236	$221,821
	2021	$17,585	Nil	Nil	Nil	Nil	$1,479	$19,064
Oz Adler(3)	2023	$27,833	Nil	Nil	Nil	Nil	$8,214	$36,047
	2022	$91,960	Nil	Nil	Nil	Nil	$28,271	$120,231
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Assaf Ithaik (4)	2023	$22,729	Nil	Nil	Nil	Nil	Nil	$22,729

Notes:

(1)	Yehonatan Shachar was appointed a director effective April 14, 2020.

(2)	Amitay Weiss was appointed a director effective August 19, 2019.

(3)	Oz Adler was appointed a director effective December 28, 2021.

(4)	Assaf Ithaik was appointed a director effective December 27, 2022.

Incentive Plan Awards

During 2023 no compensation securities were granted or issued to any director or Named Executive Officers by the Company for services provided or to be provided, directly or indirectly, to the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table is a summary of compensation plans under which equity securities of the Company are authorized for issuance as at the financial year ended October 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities listed in the first column)
Equity compensation plans approved by securityholders
Stock Option Plan	834,587	CAD$10.74	113,661
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	834,587		113,661

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

No executive officer, director or employee, or former executive officer, director or employee of the Company or any of its subsidiaries was indebted to the Company or any of its subsidiaries as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Circular, to the knowledge of the Company, no informed person of the Company, nominee for election as director of the Company, or any associate or affiliate of an informed person or nominee, has had or has any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE PRACTICES

Pursuant to NI 58-101, the Company is required to disclose information relating to its corporate governance practice. The Company’s statement of “Corporate Governance Practices”, approved by the Board, is attached to this Circular as Schedule “B”.

AUDIT COMMITTEE

Pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s charter, composition of the Audit Committee and the fees paid to the external auditor. Accordingly, the Company provides the required disclosure as Schedule “C” to this Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Company’s audited consolidated financial statements and the Company’s management’s discussion and analysis for the financial year ended October 31, 2023. A copy of the Company’s audited consolidated financial statements and management’s discussion and analysis can be obtained by emailing the Company at gadi@clearmindmedicine.com.

SCHEDULE “A”
OMNIBUS STOCK AWARD PLAN

Section 1
DEFINITIONS AND INTERPRETATION

Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Sub-Plan for Award Holders in Israel” means the Sub Plan, a copy of which is attached hereto as Appendix “A” for Award Holders who are resident in Israel.

(b)	“Administrator” means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, or, if no such person is appointed, the Committee itself.

(c)	“Associate” means, where used to indicate a relationship with any person:

(i)	any relative, including the spouse of that person or a relative of that person’s spouse, where the relative has the same home as the person;

(ii)	any partner, other than a limited partner, of that person;

(iii)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(iv)	any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the corporation.

(d)	“Award” means a grant of Options, Stock Awards, or Restricted Share Units under the Plan or any Sub-Plan.

(e)	“Award Certificates” means the certificates evidencing the Awards.

(f)	“Award Holder” means a Person who holds an unexercised and unexpired Award or, where applicable, the Personal Representative of such person.

(g)	“Black-Out” means a restriction imposed by the Company on all or any of its directors, officers, Employees, Insiders or persons in a special relationship whereby they are to refrain from trading in the Company’s securities until the restriction has been lifted by the Company.

(h)	“Board” means the board of directors of the Company.

(i)	“Change of Control” means an occurrence when either:

(i)	a reorganization, amalgamation, merger or plan of arrangement in connection with any of the foregoing, other than solely involving the Corporation and one or more of its Subsidiaries, with respect to which all or substantially all of the persons who were the beneficial owners of the Common Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement beneficially own, directly or indirectly, more than 50 percent of the resulting voting shares on a fully-diluted basis;

(ii)	the acquisition of Common Shares by a person or group of persons acting in concert (other than the Corporation or a Subsidiary of the Corporation) as a result of which the offeror and its affiliates beneficially own, directly or indirectly, 50 percent or more of the Common Shares then outstanding; or

(iii)	the sale to a person other than a Subsidiary of the Corporation of all or substantially all of the Corporation’s assets.

(j)	“Committee” means a committee of the Board to which the responsibility of approving the grant of Awards has been delegated, or if no such committee is appointed, the Board itself.

(k)	“Company” means Clearmind Medicine Inc., a company formed under the laws of the Province of British Columbia, Canada.

(l)	“Consultant” means an individual who:

(i)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Related Entity of the Company other than services provided in relation to a “distribution” (as that term is described in the Securities Act);

(ii)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined in clause (h)(v) below);

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(iv)	has a relationship with the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or is otherwise permitted by applicable Regulatory Rules to be granted Awards as a Consultant or as an equivalent thereof, and includes:

(i)	a corporation of which the individual is an Employee or shareholder or a partnership of which the individual is an Employee or partner (a “Consultant Entity”); or

(ii)	an RRSP or RRIF established by or for the individual under which he or she is the beneficiary.

(m)	“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment which cannot be accommodated under applicable human rights laws without imposing undue hardship on the Company or any Subsidiary employing or engaging the Person, that the Committee, acting reasonably, determines constitutes a disability.

(n)	“Employee” means:

(i)	an individual who works full-time or part-time for the Company or any Related Entity of the Company and such other individual as may, from time to time, be permitted by applicable Regulatory Rules to be granted Awards as an Employee or as an equivalent thereto; or

(ii)	an individual who works for the Company or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an Employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an Employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes:

(i)	a corporation wholly-owned by such individual; and

(ii)	any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(o)	“Exchange” means the stock exchange upon which the Company’s shares principally trade.

(p)	“Executive” means an individual who is a director or officer of the Company or a Related Entity of the Company, and includes:

(i)	a corporation wholly-owned by such individual; and

(ii)	any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(q)	“Exercise Notice” means the written notice of the exercise of an Option, in the form to be determined by the Company, or by written notice in the case of uncertificated Shares, duly executed by the Award Holder.

(r)	“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that the Option has Vested pursuant to the terms and conditions of this Plan and any additional terms and conditions imposed by the Committee, and that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(s)	“Exercise Price” means the price at which an Award is exercisable or purchasable (as applicable) as determined in accordance with section 25.3.

(t)	“Expiry Date” means the date the Award expires as set out in the Award Certificate or as otherwise determined in accordance with sections 25.4, 28.2, 28.3, 28.4 or 213.4.

(u)	“Expiry Time” means the time the Award expires on the Expiry Date, which is 4:00 p.m. local time in Vancouver, British Columbia on the Expiry Date.

(v)	“Grant Date” means the date on which the Committee grants a particular Award, which is the date the Award comes into effect provided however that no Award can be exercised or purchased (as applicable) unless and until all necessary Regulatory Approvals have been obtained.

(w)	“Insider” means an insider as that term is defined in the Securities Act.

(x)	“Investor Relations Activities” means any activities, by or on behalf of the Company or shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Company:

(A)	to promote the sale of products or services of the Company; or

(B)	to raise public awareness of the Company,

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)	activities or communications necessary to comply with the requirements of:

(A)	applicable securities laws; or

(B)	Exchange requirements or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company;

(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A)	the communication is only through the newspaper, magazine or publication; and

(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)	activities or communications that may be otherwise specified by the Exchange.

(b)	“Market Value” means the market value of the Shares as determined in accordance with section 5.3.

(c)	“NI 45-106” means National Instrument 45-106—Prospectus Exemptions.

(d)	“Option” means an incentive share purchase option granted pursuant to this Plan entitling the Award Holder to purchase Shares of the Company.

(e)	“Outstanding Issue” means the number of Shares that are outstanding (on a non-diluted basis) immediately prior to the Share issuance or grant of Award in question.

(f)	“Person” means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person.

(g)	“Personal Representative” means:

(i)	in the case of a deceased Award Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Award Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Award Holder.

(h)	“Plan” means this award plan as from time to time amended and restated.

(i)	“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Awards granted from time to time hereunder.

(j)	“Regulatory Authorities” means any Exchange or any other organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Awards granted from time to time hereunder.

(k)	“Regulatory Rules” means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Awards granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

(l)	“Related Entity” means a Person that is controlled by the Company, a Person that controls the Company, or is controlled by the same Person that controls the Company. For the purposes of this Plan, a Person (first person) is considered to control another Person (second person) if the first Person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of:

(i)	ownership of or direction over voting securities in the second Person;

(ii)	a written agreement or indenture;

(iii)	being the general partner or controlling the general partner of the second Person; or

(iv)	being a trustee of the second Person.

(m)	“Related Person”:

(i)	means an Insider of the Company or Related Entity; or

(ii)	means an Associate of an Insider of the Company or Related Entity.

(n)	“Restricted Share Unit” or “RSU” mean a unit granted or credited to an Award Holder’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles such person to receive RSU Shares.

(o)	“RSU Shares” means the Shares delivered to an Award Holder in accordance with the provisions of the Plan in settlement of RSUs under this Plan.

(p)	“Securities Act” means the Securities Act (British Columbia), RSBC 1996, c.418 as from time to time amended.

(q)	“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital stock of the Company.

(r)	“Stock Award” means a unit granted or credited to an Award Holder’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles such person to receive Stock Award Shares.

(s)	“Stock Award Shares” means the Shares delivered to an Award Holder in accordance with the provisions of the Plan in settlement of Stock Awards under this Plan.

(t)	“Sub-Plan” means any sub-plan subject to the terms of the Plan including for greater certainty the Sub-Plan for Award Holders in Israel.

(u)	“Subsidiary” means a wholly-owned or controlled corporation of the Company.

(v)	“Triggering Event” means:

(i)	the proposed dissolution, liquidation or wind-up of the Company;

(ii)	a proposed merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

(iii)	the proposed acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons;

(iv)	a proposed Change of Control of the Company;

(v)	the proposed sale or other disposition of all or substantially all of the assets of the Company; or

(vi)	a proposed material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Awards granted hereunder to permit the Plan and Awards granted hereunder to stay in effect.

(w)	“Vest”, “Vesting” or “Vested” means that a portion of the Award granted to the Award Holder which is available to be exercised or purchased (as applicable) by the Award Holder at any time and from time to time.

Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed solely in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein without giving effect to the conflicts of laws principles thereof and without reference to the laws of any other jurisdiction. The Company and each Award Holder hereby attorn to the jurisdiction of the Courts of British Columbia.

Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

Section 2
GRANT OF AWARDS

2.1	Grant of Awards

(a)	The Committee shall, from time to time in its sole discretion, grant Awards to such Persons and on such terms and conditions as are permitted under this Plan. No member of the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any options granted under it.

2.2	Record of Award Grants

The Committee shall be responsible to maintain a record of all Awards granted under this Plan and such record shall contain, in respect of each Award:

(a)	the name and address of the Award Holder;

(b)	the category (Executive, Employee or Consultant) under which the Award was granted to him, her or it;

(c)	the Grant Date and Expiry Date of the Award;

(d)	the number of Shares which may be acquired on the exercise, vesting or purchase (as applicable) of the Award and the Exercise Price of the Award, if any;

(e)	the Vesting and other additional terms, if any, attached to the Award; and

(f)	the particulars of each and every time the Award is exercised or purchased (as applicable).

2.3	Effect of Plan

All Awards granted pursuant to the Plan shall be subject to the terms and conditions of the Plan notwithstanding the fact that the Award Certificates issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to the Plan. The Award Certificates will be issued for convenience only and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Company shall prevail over the terms and conditions in the Award Certificate, save and except as noted below. Each Award will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Award Certificate for such Award. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

2.4	Hold Period

In addition to any resale restrictions under applicable legislation, all options granted hereunder and all Common Shares issued on the exercise of Options, Stock Awards or RSUs will be subject to a four (4) month hold period (“Hold Period”) from the date the Awards are granted and the Awards and any Common Shares issuable on the exercise thereof must bear the following legends:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT THE DATE IMMEDIATELY FOLLOWING THE DATE WHICH IS FOUR MONTHS AFTER THE DATE OF THE GRANT OF THE OPTION.]”

Section 3
PURPOSE AND PARTICIPATION

3.1	Purpose of Plan

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

3.2	Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants to whom Awards are to be granted.

3.3	Limits on Award Grants

The Company shall only grant Awards under this Plan in accordance with Section 12 hereof and, for greater certainty, may not grant any Awards under this Plan unless an exemption under NI 45-106 is available. All Awards granted to any Employees or Consultants who are engaged in Investor Relations Activities for the Company, any associated Consultant, any executive officer of the Company, any director of the Company or any permitted assign of those Persons shall require security holder approval in accordance with the Regulatory Rules, including the requirements under NI 45-106 if, after the grant:

(a)	the number of securities, calculated on a fully diluted basis, reserved for issuance under Awards granted to:

(i)	Related Persons, exceeds 10% of the outstanding securities of the Company; or

(ii)	a Related Person, exceeds 5% of the outstanding securities of the Company; or

(b)	the number of securities, calculated on a fully diluted basis, issued within 12 months to

(i)	Related Persons, exceeds 10% of the outstanding securities of the Company; or

(ii)	a Related Person and the associates of the Related Person, exceeds 5% of the outstanding securities of the Company;

It is noted that at a meeting of shareholders held on November 14, 2023 the Shareholders, other than votes attached to Common Shares held by Related Persons, approved an increase in the percentages listed in Sections 3.3(a)(i) and 3.3(b)(i) from 10% to 15%.

3.4	Limits on Award Grants for Investor Relations Activities

The maximum number of Awards which may be granted within a 12 month period to Employees or Consultants engaged in Investor Relations Activities must not exceed 2% of the Outstanding Issue.

3.5	Notification of Grant

Following the granting of an Award, the Administrator shall, within a reasonable period of time, notify the Award Holder in writing of the grant and shall enclose with such notice the Award Certificate representing the Award so granted. In no case will the Company be required to deliver an Award Certificate to an Award Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Award.

3.6	Copy of Plan

Each Award Holder shall be promptly provided with a copy of the Plan (and any amendment thereto) upon request from an Award Holder to the Administrator.

3.7	Limitation on Service

The Plan does not give any Award Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Award Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary.

3.8	No Obligation to Exercise or Purchase

Award Holders shall be under no obligation to exercise or purchase Awards.

3.9	Agreement

The Company and every Award Holder granted an Award hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Award granted hereunder, the Award Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Award Holder receives his, her or its Awards pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Award Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Awards in that agreement and the terms attaching to the Awards as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

3.10	Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Award Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Award Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

3.11	Representation

As a condition precedent to the issuance of an Award, the Company must be able to represent to the Exchange as of the Grant Date that the Award Holder is a bona fide Executive, Employee or Consultant of the Company or any Subsidiary.

Section 4
NUMBER OF SHARES UNDER PLAN

4.1	Committee to Approve Issuance of Shares

The Committee shall approve by resolution the issuance of all Shares to be issued to Award Holders upon the exercise, vesting or purchase (as applicable) of Awards, such authorization to be deemed effective as of the Grant Date of such Awards regardless of when it is actually done. The Committee shall be entitled to approve the issuance of Shares in advance of the Grant Date, retroactively after the Grant Date, or by a general approval of this Plan.

4.2	Number of Shares

Subject to adjustment as provided for herein, the number of Shares which will be available for purchase pursuant to Awards granted pursuant to this Plan, plus any other outstanding stock wards of the Company granted pursuant to a previous stock award plan or agreement, will not exceed 20% of the Outstanding Issue. If any Award expires or otherwise terminates for any reason without having been exercised, vested or purchased (as applicable) in full, the number of Shares in respect of such expired or terminated Award shall again be available for the purposes of granting Awards pursuant to this Plan.

4.3	Fractional Shares

No fractional shares shall be issued upon the exercise, vesting or purchase (as applicable) of any Award and, if as a result of any adjustment, an Award Holder would become entitled to a fractional share, such Award Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

Section 5
TERMS AND CONDITIONS OF OPTIONS

5.1	Exercise Period of Option

Subject to sections 25.4, 28.2, 28.3, 28.4 and 213.4, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Award Certificate issued in respect of such Option.

5.2	Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Award Certificate issued in respect of the Option.

5.3	Exercise Price of Option

The Exercise Price at which an Award Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Award Certificate issued in respect of the Option. Notwithstanding the foregoing, the Exercise Price shall not be less than the Market Value of the Shares as of the Grant Date. The Market Value of the Shares for a particular Grant Date shall be determined as follows:

(a)	if the Company’s Shares are listed on the Exchange, and the Committee determines the Exchange to be the Company’s primary Exchange, Market Value will be the greater of the closing trading price of the Shares on: (i) the trading day prior to the Grant Date; and (ii) the Grant Date;

(b)	subject to subparagraph (a) above, for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, and may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(c)	if the Company’s Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraphs (a) or (b) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(d)	subject to subparagraph (a), if the Company’s Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(e)	if the Company’s Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length. Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

5.4	Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Award Holder may exercise a Vested Option in whole or in part at any time and from time to time during the Exercise Period. Any Vested Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Committee at the time the Option is granted as set out in the Award Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 28.2, 28.3, 28.4 or 213.4 of this Plan:

(a)	Ceasing to Hold Office - In the event that the Award Holder holds his or her Option as an Executive and such Award Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Award Certificate, the 90th day following the date the Award Holder ceases to hold such position unless the Award Holder ceases to hold such position as a result of:

(i)	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

(ii)	a special resolution having been passed by the shareholders of the Company removing the Award Holder as a director of the Company or any Subsidiary; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Award Holder ceases to hold such position; OR

(b)	Ceasing to be Employed or Engaged - In the event that the Award Holder holds his or her Option as an Employee or Consultant and such Award Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Award shall be, unless otherwise determined by the Committee and expressly provided for in the Award Certificate, the 90th day following the date the Award Holder ceases to hold such position, unless the Award Holder ceases to hold such position as a result of:

(i)	termination for cause; or

(ii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Award Holder ceases to hold such position, except if the Award Holder ceases to hold such position as a result resigning his or her position in which event the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Award Certificate, the 30th day following the date the Award Holder ceases to hold such position. For greater certainty any unvested Options will be immediately cancelled and forfeited to the Company for no consideration.

Notwithstanding Section 5.4(a) and (b) hereof, In the event that an Award Holder ceases to hold the position of Executive, Employee, Consultant, or director for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Option shall stay in place for that Award Holder with such Option then to be treated as being held by that Award Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Award Holder under Section 11.2 of this Plan.

Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.5	Vesting of Option and Acceleration

The Vesting schedule for an Option, if any, shall be determined by the Committee and shall be set out in the Award Certificate issued in respect of the Option. The Committee may elect, at any time, to accelerate the Vesting schedule of one or more Options including, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Award Holder under section 11.2 of this Plan.

5.6	Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Award Certificate. The Award Certificates will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of this Plan and the records of the Company shall prevail over the terms and conditions in the Award Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Award Certificate for such Award. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

Section 6
TERMS AND CONDITIONS OF STOCK AWARDS

6.1	Eligibility

Stock Awards may be granted at any time and from time to time as determined by the Committee, either alone or in addition to other Awards granted under the Plan. The Committee shall determine the eligible Persons to whom, and the time or times at which, grants of Stock Awards will be made, the number of Stock Awards to be awarded, the number of Shares subject to the Stock Awards, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the Awards.

6.2	Vesting of Restricted Share Units

Stock Award Shares shall be issued to or for the benefit of the Award Holder promptly following each vesting date determined by the Administrator, provided that the Award Holder is still engaged by the Company or its affiliate on the applicable vesting date. After each such vesting date the Company shall promptly cause to be issued for the benefit of the Award Holder, certificates for such Stock Award Shares with respect to Stock Awards that became vested on such vesting date, subject to Section 9.3 below. It is clarified that no Stock Award Shares shall be issued pursuant to the Stock Award to the Award Holder until the vesting criteria determined by the Committee is met.

6.3	Terms

Prior to the actual issuance of any Shares, each Stock Award will represent an unfunded and unsecured obligation of the Company.

Section 7
TERMS AND CONDITIONS OF RESTRICTED SHARE UNITS

7.1	Eligibility

Restricted Share Units may be granted at any time and from time to time as determined by the Committee, either alone or in addition to other Awards granted under the Plan. The Committee shall determine the eligible Persons to whom, and the time or times at which, grants of Restricted Share Units will be made, the number of Restricted Share Units to be awarded, the number of Shares subject to the Restricted Share Units, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the Awards.

7.2	Vesting of Restricted Share Units

RSU Shares shall be issued to or for the benefit of the Award Holder promptly following each vesting date determined by the Administrator, provided that the Award Holder is still engaged by the Company or its affiliate on the applicable vesting date. After each such vesting date the Company shall promptly cause to be issued for the benefit of the Award Holder, certificates for such RSU Shares with respect to Restricted Share Units that became vested on such vesting date, subject to Section 9.3 below. It is clarified that no RSU Shares shall be issued pursuant to the Restricted Share Units to the Award Holder until the vesting criteria determined by the Committee is met.

7.3	Terms

Prior to the actual issuance of any Shares, each Restricted Share Unit will represent an unfunded and unsecured obligation of the Company.

Section 8
TRANSFERABILITY OF AWARDS

8.1	Non-transferable

Except as provided otherwise in this Section 8, Awards are non-assignable and non-transferable.

8.2	Death of Award Holder

In the event of the Award Holder’s death: (a) any Vested Options held by such Award Holder shall pass to the Personal Representative of the Award Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date; and (b) any unvested RSUs or Stock Awards previously credited to the Award Holder’s account will be cancelled, and vested RSUs or Stock Awards will be paid to the Award Holder’s estate, with any settlement or redemption to occur within 12 months following the termination date.

8.3	Disability of Award Holder

If the employment or engagement of an Award Holder as an Employee or Consultant or the position of an Award Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of such Award Holder’s Disability: (a) any Vested Options held by such Award Holder shall be exercisable by such Award Holder or by the Personal Representative on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date; and (b) any unvested RSUs or Stock Awards previously credited to the Award Holder’s account will be cancelled, and vested RSUs or Stock Awards will be paid to the Award Holder or the Award Holder’s estate, with any settlement or redemption to occur within 12 months following the termination date.

8.4	Disability and Death of Award Holder

If an Award Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Award Holder’s Disability and such Award Holder dies within one year after the termination of such engagement, any Awards held by such Award Holder that could have been acquired upon exercise, vesting or purchase (as applicable)immediately prior to his or her death shall pass to the Personal Representative of such Award Holder and shall be exercisable or purchasable by the Personal Representative on or before the date which is the earlier of one year following the death of such Award Holder and the applicable Expiry Date.

8.5	Vesting

Unless the Committee determines otherwise, Awards held by or exercisable by a Personal Representative shall, during the period prior to their termination, continue to Vest in accordance with any Vesting schedule to which such Awards are subject.

8.6	Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Award Holder’s right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Award Holder’s re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

Section 9
EXERCISE OR PURCHASE OF AWARD

9.1	Exercise or Purchase of Award

An Award may be exercised or purchased only by the Award Holder or the Personal Representative of any Award Holder. An Award Holder or the Personal Representative of any Award Holder may exercise or purchase an Award in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice (in the case of an exercise of an Option only), or by written notice in the case of uncertificated Shares, the applicable Award Certificate and a certified cheque or bank draft or wire transfer payable to the Company or its legal counsel in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise or purchase of the Award. Notwithstanding anything else contained herein, Awards may not be exercised or purchased during a Black-Out unless the Committee determines otherwise.

9.2	Black Out Period

If an Award expires, terminates or is cancelled (other than an expiry, termination or cancellation pursuant to section 1.1(a) or section 1.1(b) above) within or immediately after a Black-Out, the Holder may elect for the term of such Award to be extended to the date which is ten (10) business days after the last day of the Black-Out..

9.3	Issue of Share Certificates

As soon as reasonably practicable following the receipt of the notice of exercise as described in section 29.1 (if applicable) and payment in full for the Awarded Shares being acquired (if applicable), the Administrator will direct its transfer agent, after the acquisition of the Awarded Shares, to issue to the Award Holder the appropriate number of Shares in either certificate form or at the election of the Company, on an uncertificated basis pursuant to the instructions given by the Award Holder to the Administrator. If the number of Shares so purchased is less than the number of Shares subject to the Award Certificate surrendered, the Administrator shall also provide a new Award Certificate for the balance of Shares available under the Award to the Award Holder concurrent with delivery of the Shares.

9.4	No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased or received pursuant to the exercise, vesting or purchase (as applicable) of an Award, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise, vesting or purchase (as applicable) of the Award, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the Shares, the decision of the Committee shall be final, conclusive and binding.

9.5	Tax Withholding and Procedures

(a)	If, following the exercise by a Award Holder of an Award or a portion thereof in accordance with the provisions of Section 9.1. hereof, the Company is required under the Income Tax Act (Canada) or any other applicable law to make source deductions in respect of any benefits and to remit to the applicable governmental authority an amount on account of tax on the value of the taxable benefit associated with the issuance of the Award or Common Shares on exercise of Options (“Withholding Obligations”), then the Award Holder shall, in addition to the payment of the purchase price for the Common Shares then being purchased:

(i)	pay to the Company sufficient cash as is reasonably determined by the Company to be the amount necessary to satisfy the Withholding Obligations; or

(ii)	at the discretion of the Company, elect to permit the Company to reduce the number of Common Shares to be issued to the Award Holder by the number of Common shares having a fair market value at such time as is equal to the amount necessary to satisfy the Withholding Obligations; or make other arrangements acceptable to the Company to fund the Withholding Obligations.

(b)	It is the responsibility of the Award Holder to ensure that they adhere to tax legislation in their jurisdiction regarding the reporting of benefits derived from the Award or exercise of Options.

(c)	In the event any taxation authority should reassess the Company for failure to have withheld income tax, or other similar payments from the Award Holder, pursuant to the provisions herein, the Award Holder shall reimburse and save harmless the Company for the entire amount assessed, including penalties, interest and other charges.

(d)	The Company will, within the time and in the manner prescribed by the Income Tax Act (Canada) (or any corresponding requirement under applicable provincial tax law), remit the Withholding Obligation to the Receiver General for Canada or other applicable tax authority and shall, to the extent necessary and within the time and in the manner prescribed by the Income Tax Act (Canada)) (or any corresponding requirement under applicable provincial tax law), make the election contemplated by subsection 110(1.1) of the Income Tax Act (Canada) (or any corresponding requirement under applicable provincial tax law) that neither it nor any person with whom it does not deal at arm’s length (for purposes of the Income Tax Act (Canada)) will deduct any amount in respect of any payment to the Award Holder in connection with the exercise or surrender of his or her options and the Company shall also provide evidence of such election to the Award Holder forthwith upon making such election.

Section 10
ADMINISTRATION

10.1	Board or Committee

The Plan shall be administered by the Administrator with oversight by the Committee.

10.2	Powers of Committee

The Committee shall have the authority to do the following:

(c)	oversee the administration of the Plan in accordance with its terms;

(d)	appoint or replace the Administrator from time to time;

(e)	determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value;

(f)	correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(g)	prescribe, amend, and rescind rules and regulations relating to the administration of the Plan. For the avoidance of doubt, as long as the Company’s securities are traded on an Exchange, the provisions of this Plan shall be subject to the directives, rules and regulations of the applicable Exchange, which shall govern over any conflicting provision in the Plan or Award Certificate. In the event that any of the provisions of this Plan do not comply with such directives, rules and regulations, the Administrator and/or the Committee shall be entitled to automatically amend the provisions of this Plan in order to comply with the directives, rules and regulations of the applicable Exchange;

(h)	determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Award Holders without constituting a termination of employment or engagement for purposes of the Plan;

(i)	do the following with respect to the granting of Awards:

(i)	determine the Executives, Employees or Consultants to whom Awards shall be granted, based on the eligibility criteria set out in this Plan;

(ii)	determine the terms of the Award to be granted to an Award Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and Vesting schedule (which need not be identical with the terms of any other Award);

(iii)	subject to any necessary Regulatory Approvals and section 211.2, amend the terms of any Awards;

(iv)	determine when Awards shall be granted;

(v)	allow for the cashless exercise of Options and the applicable terms and conditions thereof; and

(vi)	determine the number of Shares subject to each Award;

(j)	accelerate the Vesting schedule of any Award previously granted; and

(k)	make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

10.3	Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

10.4	Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Award Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

Section 11
APPROVALS AND AMENDMENT

11.1	Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of the shareholders of the Company as prescribed by the Regulatory Authority. If shareholder approval is required, any Awards granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

11.2	Amendment of Award or Plan

Subject to any required Regulatory Approvals, the Committee may from time to time amend any existing Award or the Plan or the terms and conditions of any Award thereafter to be granted provided that where such amendment relates to an existing Award and it would:

(l)	materially decrease the rights or benefits accruing to an Award Holder; or

(m)	materially increase the obligations of an Award Holder; then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Award Holder in question to such amendment. If at the time the Exercise Price of an Award is reduced the Award Holder is an Insider of the Company, the Insider must not exercise or purchase the Award at the reduced Exercise Price until the reduction in Exercise Price has been approved by the disinterested shareholders of the Company, if required by the Exchange.

Section 12
CONDITIONS PRECEDENT TO ISSUANCE OF AWARDS AND SHARES

12.1	Compliance with Laws

An Award shall not be granted, exercised or purchased, and Shares shall not be issued pursuant to the exercise, vesting or purchase (as applicable) of any Award, unless the grant, exercise or purchase (as applicable) of such Award and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Awards and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Award Certificates and the certificates for the Shares or the written notice in the case of uncertificated Shares representing such Shares accordingly.

12.2	Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Awards to be granted without first obtaining the necessary Regulatory Approvals unless such Awards are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Awards hereunder. No Award granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Awards granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Award Holders under section11.2 of this Plan.

12.3	Inability to Obtain Regulatory Approvals

The Company’s inability to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete the grant of Awards hereunder, the exercise or purchase of those Awards or the lawful issuance and sale of any Shares pursuant to such Awards, shall relieve the Company of any liability with respect to the failure to complete such transaction.

Section 13
ADJUSTMENTS AND TERMINATION

13.1	Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan. Unless earlier terminated as provided in this Section 13, the Plan shall terminate on, and no more Awards shall be granted under the Plan after, the tenth anniversary of the date of the Exchange’s acceptance of the Plan.

13.2	No Grant During Suspension of Plan

No Award may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Award Holder, alter or impair any rights or obligations under any Award previously granted.

13.3	Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Awards then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Award Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a)	a change in the number or kind of shares of the Company covered by such Awards; and

(b)	a change in the Exercise Price payable per Share provided, however, that the aggregate Exercise Price applicable to the unexercised or unpurchased portion of existing Awards shall not be altered, it being intended that any adjustments made with respect to such Awards shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this section 13.3, and without limitation, neither:

(c)	the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(d)	the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company. Any adjustment made to any Awards pursuant to this section 13.3 shall not be considered an amendment requiring the Award Holder’s consent for the purposes of section 11.2 of this Plan.

13.4	Triggering Events

Subject to the Company complying with section 213.5 and any necessary Regulatory Approvals and notwithstanding any other provisions of this Plan or any Award Certificate, the Committee may, without the consent of the Award Holder or Holders in question do one or more of the following:

(a)	cause all or a portion of any of the Awards granted under the Plan to terminate upon the occurrence of a Triggering Event;

(b)	cause all or a portion of any of the Awards granted under the Plan to be exchanged for stock awards of another corporation upon the occurrence of a Triggering Event in such ratio and at such Exercise Price as the Committee deems appropriate, acting reasonably; or

(c)	cause all Awards or portions thereof granted under the Plan to become immediately exercisable notwithstanding any contingent Vesting provision to which such Awards may have otherwise been subject.

Such termination or exchange shall not be considered an amendment requiring the Award Holder’s consent for the purpose of section 211.2 of the Plan.

13.5	Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Awards granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Award Holders in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Award Holder the opportunity to exercise or purchase the Vested portion of the Awards prior to such termination. . Furthermore, if any of the Awards granted under this Plan are cancelled prior to their Expiry Date, the Company shall not grant new Awards to the same Persons or Entities until thirty (30) days have lapsed from the date of cancellation.

13.6	Determinations to be Made by Committee

Adjustments and determinations under this Section 13 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

13.7	Sub Plan for Participants Subject to Israeli Taxation

Any Award Holders who are resident in Israel shall be subject to the Sub-Plan for Award Holders in Israel. For greater certainty any issuances to Award Holders subject to the Sub-Plan for Award Holders in Israel shall only be issuable provided they do not contradict the regulations of the Exchange.

APPENDIX “A”

CLEARMIND MEDICINE INC.

STOCK AWARD PLAN, AS AMENDED AND RESTATED

SUB-PLAN FOR AWARD HOLDERS IN ISRAEL

1.	SPECIAL PROVISIONS FOR AWARD HOLDERS IN ISRAEL

1.1 This 2023 Sub-Plan for Award Holders in Israel (the “Sub-Plan”) to the Clearmind Medicine Inc. Stock Award Plan, as amended and restated (the “Plan”) is made in accordance with Section 13.7 of the Plan. This Sub-Plan was approved by Clearmind Medicine Inc. (the “Company”).

1.2 The provisions specified hereunder apply only to persons who are deemed to be residents of the State of Israel for tax purposes or are otherwise subject to taxation in Israel with respect to Awards.

1.3 This Sub-Plan applies with respect to Awards granted under the Plan. The purpose of this Sub-Plan is to establish certain rules and limitations applicable to Awards that may be granted or issued under the Plan from time to time, in compliance with the tax, securities and other applicable laws currently in force in the State of Israel. Except as otherwise provided by this Sub-Plan, all grants made pursuant to this Sub-Plan shall be governed by the terms of the Plan. This Sub-Plan is applicable only to grants made after the date of its adoption. This Sub-Plan complies with, and is subject to, the ITO and Section 102.

1.4 The Plan and this Sub-Plan shall be read together. In any case of contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall govern. For the avoidance of doubt, as long as the Company’s securities are traded on an Exchange, the provisions of this Sub-Plan shall be subject to the directives, rules and regulations of the applicable Exchange, which shall govern over any conflicting provision in the Sub-Plan or Award Certificate. In the event that any of the provisions of this Sub-Plan do not comply with such directives, rules and regulations, the Administrator and/or the Committee shall be entitled to automatically amend the provisions of this Sub-Plan in order to comply with the directives, rules and regulations of the applicable Exchange

2.	DEFINITIONS

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions shall apply to grants made pursuant to this Sub-Plan:

“3(i) Award” means an Award, which is subject to taxation pursuant to Section 3(i) of the ITO, which has been granted to any person who is not an Eligible 102 Award Holder.

“102 Capital Gains Track” means the tax alternative set forth in Section 102(b)(2) and 102(b)(3) of the ITO pursuant to which all or a part of the income resulting from the sale of Shares is taxable as a capital gain.

“102 Capital Gains Track Award” means a 102 Trustee Award qualifying for the special tax treatment under the 102 Capital Gains Track.

“102 Ordinary Income Track” means the tax alternative set forth in Section 102(b)(1) of the ITO pursuant to which income resulting from the sale of Shares derived from Awards is taxed as ordinary income.

“102 Ordinary Income Track Award” means a 102 Trustee Award qualifying for the ordinary income tax treatment under the 102 Ordinary Income Track.

“102 Trustee Award” means an Award granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the Eligible 102 Award Holder, and includes both 102 Capital Gains Track Awards and 102 Ordinary Income Track Awards.

“Affiliate” for the purpose of grants made under this Sub-Plan, means any affiliate of the Company that is an “employing company” within the meaning of Section 102(a) of the ITO.

“Controlling Shareholder” as defined in Section 32(9) of the ITO, currently defined as an individual who prior to the grant or as a result of the grant or exercise of any Award, holds or would hold, directly or indirectly, in his/her name or with a relative (as defined in the ITO) (i) 10% of the outstanding share capital of the Company, (ii) 10% of the voting power of the Company, (iii) the right to hold or purchase 10% of the outstanding equity or voting power, (iv) the right to obtain 10% of the “profits” of the Company (as defined in the ITO), or (v) the right to appoint a director of the Company.

“Deposit Requirements” shall mean with respect to a 102 Trustee Award, the requirement to evidence deposit of an Award with the Trustee, in accordance with Section 102, in order to qualify as a 102 Trustee Award.

“Election” means the Company’s or its Affiliate’s choice of the type of 102 Trustee Awards it shall make under the Plan (as between 102 Capital Gains Track Awards or 102 Ordinary Income Track Awards), as filed with the ITA.

“Eligible 102 Award Holder” means an Award Holder who is a person employed by the Company or its Affiliates, including an individual who is serving as a director (as defined in the ITO) or an office holder (as defined in the ITO), who is not a Controlling Shareholder.

“Israeli Fair Market Value” shall mean with respect to 102 Capital Gains Track Awards only, for the sole purpose of determining tax liability pursuant to Section 102(b)(3) of the ITO, if at the Grant Date the Company’s shares are listed on any established stock exchange or a national market system, or if the Company’s shares shall be registered for trading within ninety (90) days following the date of grant, the Fair Market Value of the Shares at the Grant Date shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Grant Date or on the thirty (30) trading days following the date of registration for trading, as the case may be.

“ITA” means the Israel Tax Authority.

“ITO” means the Israeli Income Tax Ordinance (New Version), 1961, and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the Rules, all as may be amended from time to time.

“Non-Trustee Award” means an Award granted to an Eligible 102 Award Holder pursuant to Section 102(c) of the ITO and not held in trust by a Trustee.

“Required Holding Period” means the requisite period prescribed by the ITO and the Rules, or such other period as may be required by the ITA, with respect to 102 Trustee Awards, during which Awards granted by the Company must be held by the Trustee for the benefit of the person to whom it was granted. As of the date of the adoption of this Sub-Plan, the Required Holding Period for 102 Capital Gains Track Awards is 24 months from the date of grant of the Award.

“Rules” means the Income Tax Rules (Tax Benefits in Share Issuance to Employees) 5763-2003.

“Section 102” shall mean the provisions of Section 102 of the ITO, as amended from time to time, including by the Law Amending the Income Tax Ordinance (Number 132), 2002, effective as of January 1, 2003 and by the Law Amending the Income Tax Ordinance (Number 147), 2005.

“Trust Agreement” shall mean the trust agreement entered into between the Trustee and the Company.

“Trustee” means a person or entity designated by the Committee to serve as a trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

3.	TYPES OF AWARDS AND SECTION 102 ELECTION

3.1 Awards made as 102 Trustee Awards shall be made pursuant to either (a) Sections 102(b)(2) and 102(b)(3) of the ITO as 102 Capital Gains Track Awards or (b) Section 102(b)(1) of the ITO as 102 Ordinary Income Track Awards. The Company’s Election regarding the type of 102 Trustee Award it chooses to make shall be filed with the ITA. Once the Company (or its Affiliate) has filed such Election, it may change the type of 102 Trustee Award that it chooses to make only after the passage of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Awards to Eligible 102 Award Holders at any time.

3.2 Eligible 102 Award Holders may receive only 102 Trustee Awards or Non-Trustee Awards under this Sub-Plan. Award Holders who are not Eligible 102 Award Holders may be granted only 3(i) Awards under this Sub-Plan.

3.3 No 102 Trustee Awards may be made effective pursuant to this Sub-Plan until 30 days after the date the requisite filings required by the ITO and the Rules, including the filing of the Plan and Sub-Plan, have been made with the ITA.

3.4 The Award Agreement shall indicate whether the grant is a 102 Trustee Award, a Non-Trustee Award or a 3(i) Award; and, if the grant is a 102 Trustee Award, whether it is a 102 Capital Gains Track Award or a 102 Ordinary Income Track Award.

4.	TERMS AND CONDITIONS OF 102 TRUSTEE GRANTS

4.1 Each 102 Trustee Award shall be deemed granted on the Grant, provided that its qualification as a 102 Trustee Award shall be dependent upon the Company’s and the Trustee’s compliance with any applicable requirements set forth by the ITA with regard to such grants.

4.2 Unless other procedures shall be determined from time to time by the Committee and notified to the Award Holders in Israel, the mechanism of exercising vested 102 Trustee Options shall be in accordance with the provisions of the Plan, except that the Exercise Notice of 102 Trustee Options shall be made in such form and method in compliance with the provisions of Section 102 and shall also be delivered in copy to the authorized representative of the Affiliated Company with which the Award Holders in Israel is employed and/or engaged, if applicable, and to the Trustee.

4.3 Notwithstanding anything to the contrary in the Plan, each 102 Trustee Award granted to an Eligible 102 Award Holder and each Share acquired pursuant to a 102 Trustee Award shall be deposited with a Trustee in compliance with the Deposit Requirements and held in trust by the Trustee (or be subject to a supervisory trustee arrangement if approved by the ITA). After termination of the Required Holding Period, the Trustee may release such Awards and any Shares issued with respect to such Award, provided that (i) the Trustee has received an acknowledgment from the ITA that the Eligible 102 Award Holder has paid any applicable tax due pursuant to the ITO or (ii) the Trustee and/or the Company or its Affiliate withholds any applicable tax due pursuant to the ITO. The Trustee shall not release any 102 Trustee Awards or shares issued with respect to the 102 Trustee Awards prior to the full payment of the Eligible 102 Award Holder’s tax liabilities.

4.4 Each 102 Trustee Award shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the 102 Trustee Award and shall prevail over any term contained in the Plan, this Sub-Plan or Award Agreement that is not consistent therewith. Any provision of the ITO and any approvals of the ITA not expressly specified in this Sub-Plan or any document evidencing an Award that are necessary to receive or maintain any tax benefit pursuant to the Section 102 shall be binding on the Eligible 102 Award Holder. The Trustee and the Eligible 102 Award Holder granted a 102 Trustee Award shall comply with the ITO and the terms and conditions of the Trust Agreement. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the Rules. Further, the Eligible 102 Award Holder agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law, and, particularly, Section 102. With respect to 102 Capital Gain Track Awards, to the extent that the Shares are listed on any established stock exchange or a national market system, the provisions of Section 102(b)(3) of the ITO and the Israeli Fair Market Value shall apply with respect to the Israeli tax rate applicable to such Awards.

4.5 During the Required Holding Period, the Eligible 102 Award Holder shall not require the Trustee to release or sell the Awards and Shares received subsequently following any realization of rights derived from Awards or Shares (including stock dividends) to the Eligible 102 Award Holder or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) the Trustee either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company and the Trustee and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, any applicable Award Agreement and applicable law. To avoid doubt such sale or release during the Required Holding Period shall result in different tax ramifications to the Eligible 102 Award Holder under Section 102 and the Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Award Holder (including tax and mandatory payments otherwise payable by the Company or its Affiliates, which would not apply absent a sale or release during the Required Holding Period).

4.6 In the event a stock dividend is declared and/or additional rights are granted with respect to Shares which derive from Awards granted as 102 Trustee Awards, such dividend and/or rights shall also be subject to the provisions of this Section 4 and the Required Holding Period for such stock dividend and/or rights shall be measured from the commencement of the Required Holding Period for the Award with respect to which the dividend was declared and/or rights granted. In the event of a cash dividend on Shares, the Trustee shall transfer the dividend proceeds to the Eligible 102 Award Holder in accordance with the Plan after deduction of taxes and mandatory payments in compliance with applicable withholding requirements, and subject to any other requirements imposed by the ITA.

4.7 If an Award granted as a 102 Trustee Award is exercised/vests during the Required Holding Period, the Shares issued upon such exercise/vesting (as applicable) shall be issued in the name of the Trustee for the benefit of the Eligible 102 Award Holder (or be subject to a supervisory trustee arrangement if approved by the ITA). If such an Award is exercised or settled after the Required Holding Period ends, the Shares issued upon such exercise or settlement shall, at the election of the Eligible 102 Award Holder, either (i) be issued in the name of the Trustee (or be subject to a supervisory trustee arrangement if approved by the ITA), or (ii) be transferred to the Eligible 102 Award Holder directly, provided that the Eligible 102 Award Holder first complies with all applicable provisions of the Plan, this Sub-Plan and the applicable Award Agreement.

4.8 To avoid doubt: (i) notwithstanding anything to the contrary in the Plan, including without limitation Section 9.2 thereof, payment upon exercise or purchase of Awards granted under the 102 Capital Gains Track, may only be paid by cash or check, and not by promissory note, surrender of Shares, reduction of Shares pursuant to a cashless exercise or net exercise arrangement or other forms of payment, unless and to the extent permitted under Section 102 and as authorized by the ITA or the prior approval of the ITA is obtained (as applicable); (ii) notwithstanding anything to the contrary in the Plan, including without limitation Section 12.3 thereof, certain adjustments and amendments to the terms of Awards granted under the 102 Capital Gains Track, including pursuant to dividend equivalents, recapitalization events, repricings, dividend adjustments and so forth, may disqualify the Awards from benefitting from the tax benefits under the 102 Capital Gains Track, unless and to the extent permitted under Section 102 and as authorized by the ITA or the prior approval of the ITA is obtained (as applicable); (iii) notwithstanding anything to the contrary in the Plan or in the Company’s corporate documents, repurchase rights/call options with regard to Awards made as 102 Capital Gains Track Awards shall be subject to the prior approval of the ITA and any terms and conditions of such approval (as applicable); (iv) a notwithstanding anything to the contrary in the Plan, if an Award Holder ceases to be employed or engaged by the Company and/or its Affiliates, the vesting of any Awards granted under the 102 Capital Gains Track shall end as of such termination of employment or engagement; and (v) notwithstanding anything to the contrary in the Plan, Awards granted under the 102 Capital Gains Track may only be settled in Shares and not in cash.

4.9 The Company shall be under no duty to ensure, and no representation or commitment is made, that any of the Awards qualify or will qualify under any particular tax treatment (such as Section 102), nor shall the Company be required to take any action for the qualification of any of the Awards under such tax treatment. The Company shall have no liability of any kind or nature in the event that, for any reason whatsoever, the Awards do not qualify for any particular tax treatment.

4.10 Any Award granted under the 102 Capital Gains Track is meant to comply in full with the terms and conditions of Section 102 and the requirements of the ITA, and therefore the Plan and the Sub-Plan are to be read such that they comply with the requirements of Section 102. Should any provision in the Plan and/or the Sub-Plan disqualify the Plan and/or the Sub-Plan and/or any Award granted under Section 102 Capital Gain Track granted thereunder from beneficial tax treatment pursuant to the provisions of Section 102, such provision shall not apply to such Awards and the underlying Shares unless the ITA provides approval of compliance with Section 102.

5.	Non-Trustee Awards

5.1 Non-Trustee Awards granted hereunder shall be granted to, and the exercised Shares issued pursuant to the exercise of Non-Trustee Options, issued to, Award Holders in Israel.

5.2 Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Award Agreement and applicable Law, the Non-Trustee Awards and the exercised Shares issued pursuant to the exercise of the Non-Trustee Options, and all rights attached thereto (including bonus shares) shall not be transferred unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

5.3 An Award Holders in Israel to whom Non-Trustee Awards are granted must provide, upon termination of his/her employment, a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her Awards and/or exercised Shares to be issued upon the exercise of his/her outstanding Non-Trustee Options, all in accordance with the provisions of Section 102.

6	3(i) Awards

6.1 3(i) Awards granted hereunder shall be granted to, and the exercised Shares issued pursuant to the exercise of 3(i)Options issued to, the Award Holders in Israel.

6.2 Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Award Agreement and applicable Law, the 3(i) Awards and the exercised Shares issued pursuant to the exercise of the 3(i) Options, and all rights attached thereto (including bonus shares) shall not be transferred unless and until (a) the Company has either (i) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (ii) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company; and (b) the Award Holders in Israel provided to the Company an invoice pertaining to the services rendered by him to Company.

6.3 The Company may require, as a condition to the grant of the 3(i) Awards, that an Award Holders in Israel to whom 3(i) Awards are to be granted, provide a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her Awards and/or exercised Shares to be issued upon the exercise of his/her outstanding 3(i) Options.

7	ASSIGNABILITY

As long as Awards or Shares are held by the Trustee on behalf of the Eligible 102 Award Holder, all rights of the Eligible 102 Award Holder over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

8	TAX CONSEQUENCES

8.1 Any tax consequences arising from the grant, or vesting or exercise of any Award, from the payment for Shares or the acquisition of Shares issued upon the exercise or vesting (as applicable) of the Award, from the sale or disposition of any Shares covered by an Award, or from any other event or act (of the Company and/or its Affiliates and/or the Trustee and/or the Award Holder) hereunder (including without any limitation any taxes and compulsory payments, such as National Insurance Institute and health tax payments), shall be borne solely by the Award Holder. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Award Holder shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Award Holder.

8.2 The Company or any of its Affiliates, and the Trustee may make such provisions and take such steps as it/they may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Awards granted under the Plan and the exercise/vesting, sale, transfer or other disposition thereof, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount (or Shares issuable) then or thereafter to be provided to the Award Holder, including by deducting any such amount from an Award Holder’s salary or other amounts payable to the Award Holder, to the maximum extent permitted under law; and/or (ii) requiring the Award Holder to pay to the Company or any of its Affiliates the amount so required to be withheld; and/or (iii) withholding otherwise deliverable Shares having a Fair Market Value equal to the minimum amount statutorily required to be withheld; and/or (iv) causing the exercise and sale of any Awards or Shares held by on behalf of the Award Holder or selling a sufficient number of such Shares otherwise deliverable to the Award Holder through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld either through a voluntary sale or through a mandatory sale arranged by the Company (on the Award Holder’s behalf pursuant to the Award Holder’s authorization as expressed by acceptance of the Award under the terms herein), to the extent permitted by applicable law or pursuant to the approval of the ITA. In addition, the Award Holder shall be required to pay any amount (including penalties) that exceeds the tax to be withheld and transferred to the tax authorities, pursuant to applicable tax laws, regulations and rules.

8.3 The Company does not represent or undertake that an Award shall qualify for or comply with the requisites of any particular tax treatment (such as the 102 Capital Gains Track), nor shall the Company, its assignees or successors be required to take any action for the qualification of any Award under such tax treatment. The Company shall have no liability of any kind or nature in the event that, as a result of application of applicable law, actions by the Trustee or any position or interpretation of the ITA, or for any other reason whatsoever, an Award shall be deemed to not qualify for any particular tax treatment.

8.4 With respect to Non-Trustee Awards, if the Eligible 102 Award Holder ceases to be employed by the Company or any Affiliate, the Eligible 102 Award Holder shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares to the satisfaction of the Company, all in accordance with the provisions of Section 102 and the Rules.

8.5 The Company and/or when applicable, the Trustee shall not be required to release any Share certificate to an Israeli taxpayer Award Holder until all required payments have been fully made. In the event that the Company, or its Affiliates, or the Trustee, as applicable, is uncertain as to the sum of the full tax payment due or which is subject to withholding, the Company or the Trustee, as applicable, may refuse to release the Shares until such time as the ITA verifies the sum of the full tax payment which is due, and the Award Holders shall not have any claims in connection with such refusal. In addition, the Company shall not be obligated to honor the exercise or vesting of an Award by or on behalf of an Award Holder until all tax consequences (if any) arising from the exercise or vesting of such Award and/or sale or disposition of Shares and/or Award are resolved in a manner reasonably acceptable to the Company.

8.6 THE AWARD HOLDER IS STRONGLY ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING, EXERCISING OR DISPOSING ANY AWARD IN LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES. THE COMPANY DOES NOT ASSUME ANY RESPONSIBILITY TO ADVISE THE AWARD HOLDER ON SUCH MATTERS, WHICH SHALL REMAIN THE SOLE RESPONSIBILITY OF THE AWARD HOLDER.

9	ADJUSTMENTS OF AWARDS UNDER THIS APPENDIX

9.1 Distribution of Bonus Shares. Notwithstanding the provisions of Section 13.3 of the Plan, in the event that the Company distributes bonus shares, the Exercise Price of Awards granted under this Appendix that are outstanding as of the record date of such distribution (hereinafter in this Section 7.1, the “Record Date”) shall not be adjusted; however, the number of Shares covered by each Outstanding Award and the number of Shares which have been authorized for issuance under the Plan but as to which no Options or other Award have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option or other Award, shall be proportionately adjusted to the increase in the number of issued Shares, such that the number of Shares underlying the relevant Outstanding Award shall increase by the proportionate number of bonus shares (of the same class which was distributed to the other shareholders in the applicable distribution of bonus shares) to which the Award Holder would have otherwise been entitled had the exercise of the Outstanding Award taken place immediately prior to the distribution of the bonus shares. Bonus shares distributed pursuant to this Section 7.1 shall be subject to and in accordance with the terms of any applicable ruling issued by the ITA with respect to 102 Capital Gains Track Awards, to the extent required. and subject to any legend or restriction applicable to the holders of bonus shares for which this adjustment was applied.

For purposes of this Section 7.1, the term “Outstanding Awards” shall mean Awards granted prior to the Record Date, which have not been exercised or vested (as applicable) into Shares prior to or on the Record Date.

9.2 Rights Issue. Notwithstanding the provisions of Section 13.3 of the Plan, in the case of a rights issue made by the Company to its securities holders, the number of Shares covered by Awards granted under this Appendix as of the record date of such distribution (hereinafter in this Section 7.2, the “Record Date”) shall be proportionately and equitably adjusted so as to maintain through such an event the proportionate equity portion represented by the rights issue, such that the number of Shares underlying the relevant Outstanding Award shall be proportionately adjusted to the benefit component underlying the rights issuance as represented by the difference between the closing price of the Company’s shares on the stock exchange on the last trading day prior to the “ex-rights” day and the base price of the Company’s shares on the stock exchange following the “ex-rights” day. This adjustment shall be subject to and in accordance with the terms of any applicable ruling issued by the ITA with respect to 102 Capital Gains Track Awards, to the extent required.

For purposes of this Section 7.2, the term “Outstanding Awards” shall mean Awards granted prior to the Record Date, which have not been exercised or vested (as applicable) into Shares prior to or on the Record Date.

9.3 Dividends.  Notwithstanding the provisions of Section 13.3 of the Plan, in the event of a distribution of cash dividend or in kind dividend to the Company’s shareholders (including by way of court approved distribution pursuant to an applicable statute), The Exercise Price of Awards granted under this Appendix that are outstanding as of the record date of such distribution of a dividend in cash or in kind (hereinafter in this Section 7.3, the “Record Date”), shall be adjusted, such that the Exercise Price of the Outstanding Awards shall be decreased by the gross dividend amount per Share (or its monetary value in the event of a dividend in kind). This adjustment shall be subject to and in accordance with the terms of any applicable ruling issued by the ITA with respect to 102 Capital Gains Track Awards, to the extent required. In no event will the Exercise Price of the Awards outstanding as of the Record Date be adjusted to a price lower than the minimum Exercise Price set forth in applicable law.  Except as expressly provided herein, no distribution of a dividend in cash or in kind shall affect, and no adjustment thereof shall be made, with respect to the number of Shares subject to an Award.

For purposes of this Section 7.3, the term “Outstanding Awards” shall mean Awards granted prior to the Record Date, which have not been exercised into Shares prior to or on the Record Date.

10	SECURITIES LAWS

All Awards hereunder shall be subject to compliance with the Israeli Securities Law, 1968, and the rules and regulations promulgated thereunder.

SCHEDULE “B”
CORPORATE GOVERNANCE PRACTICES

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Corporate governance refers to the policies and structure of the Board of a company whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the Board from executive management and the adoption of policies to ensure the Board recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making and has adopted a “Charter of the Nominating and Corporate Governance Committee of the Board of Directors” (the “Nominating and Governance Charter”), a copy of which is attached to this Schedule as Appendix “A”.

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. This section sets out the Company’s approach to corporate governance and describes the measures taken by the Company to comply with NI 58-101.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its exercise of independent judgement in carrying out its responsibilities by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. The Board requires management to provide complete and accurate information with respect to the Company’s activities and to provide relevant information concerning the industry in which the Company operates in order to identify and manage risks. The Board is responsible for monitoring the Company’s officers, who in turn are responsible for the maintenance of internal controls and management information systems.

The following members of the Board, as of the date of the Circular, are independent: Yehonatan Shachar, Oz Adler, Asaf Itzhaik, Hila Koren-Revach and Amitay Weiss.

Other Reporting Issuer Experience

The following directors of the Company were directors of other reporting issuers:

Director	Reporting Issuer:	Exchange Listed On & Symbol:
Asaf Itzhaik	Rani Zim Shopping Centers Ltd Gix Internet ltd Jeffs Brands ltd Plantify Foods Inc	Tel Aviv Stock Exchange Tel Aviv Stock Exchange NASDAQ Toronto Venture Stock Exchange

Yehonatan Shachar	Plantify Foods Inc	TSX Venture Echange

Amitay Weiss	Automax Motors Ltd. Infimer Ltd. Upsellon Brands Holdings Ltd. Gix Internet Ltd. Maris Tech Ltd. Hydreight Technologies Inc Save Foods Inc. Parazero Technologies Ltd. Scisparc Ltd.	Tel Aviv Stock Exchange Tel Aviv Stock Exchange Tel Aviv Stock Exchange Tel Aviv Stock Exchange Tel Aviv Stock Exchange Toronto Venture Stock Exchange; OTCQB NASDAQ NASDAQ NASDAQ

Oz Adler	Jeffs Brands Ltd. Rail Vision Ltd. Polyrizon Ltd.	NASDAQ NASDAQ NASDAQ

Hila Kiron-Revach	Rail Vision Ltd	NASDAQ

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company, nonetheless on October 11, 2022 the Board adopted a Code of Conduct & Ethics. Further, the Company’s auditor has full and unrestricted access to the Audit Committee at all times to discuss the audit of the Company’s financial statements and any related findings as to the integrity of the financial reporting process.

Nomination of Directors

The Company’s management is continually in contact with individuals involved in the pharmaceutical industry. From these sources, the Company has made numerous contacts and continues to consider nominees for future board positions. The Corporation conducts the due diligence, reference checks and any suitable candidate. New nominees must have a track record in general business management, special expertise in the area of strategic interest to the Company, the ability to devote the time required and willingness to serve. The Board has a nominating committee, and the functions are currently performed by such committee and ultimately approved by the Board.

Compensation

Compensation is decided by the Compensation Committee in accordance with its charter, a copy of which is attached to this Schedule as Appendix “B”.

Other Board Committees

The Board has no other committees other than the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee.

Assessments

The Board works closely with management, and, accordingly, are in a position to assess individual director’s performance on an ongoing basis.

APPENDIX “A”

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE

COMMITTEE OF THE BOARD OF DIRECTORS

ORGANIZATION

The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors of Nominating and Corporate Governance Committee of Clearmind Medicine Inc., a company existing under the Business Corporations Act (British Columbia) (the “Company”), shall consist of at least two (2) members of the Board of Directors of the Company (the “Board”). Each member shall be free from any relationship that, as determined by the Board, would interfere with the exercise of his or her independent judgment. The Board shall appoint the members of the Committee and the Committee chairperson (the “Chairperson”).

STATEMENT OF POLICY

The purpose of the Committee shall be to:

●	Identify, review and evaluate candidates to serve as directors of the Company;

●	Evaluate the Board composition and performance, and recommend nominations and re- election of directors;

●	Administer and oversee all aspects of the Company’s corporate governance functions on behalf of the Board; and

●	Make recommendations to the Board regarding corporate governance issues and related policies for risk assessment and risk management.

OPERATING PRINCIPLES AND PROCESSES

In fulfilling its functions and responsibilities, the Committee shall give due consideration to the following operating principles and processes. The Committee shall:

●	Make regular and meaningful contacts throughout the year with the Chairperson of the Board, other committee chairpersons, members of senior management and independent professional advisors to the Board and its various committees, since such contacts are important and significant for strengthening the Committee’s knowledge of relevant current and prospective corporate governance issues.

●	Keep apprised of legislative and regulatory developments and other important corporate governance issues and trends in corporate governance practices. Develop and participate in, along with management and such external and internal resources as deemed necessary by the Committee, a process for systematic review of such developments, issues, and trends in that could potentially impact the Company and, as appropriate, make recommendations for changes in the Company’s corporate governance policy to enhance the effectiveness of the Committee.

●	Perform such other functions, and have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.

●	Report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board, through the Chairperson.

RESPONSIBILITIES

The operation of the Committee will be subject to the provisions of the Articles of the Company and the Business Corporations Act (British Columbia), each as in effect from time to time. The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one or more subcommittees of the Committee to the extent permitted by applicable law. The Committee shall:

●	At least annually, review and reassess the adequacy of this Charter and recommend to the Board any amendments or modifications to the Charter that the Committee deems appropriate.

●	Establish criteria for membership of the Board, including standards for the independence of directors to serve on the Board and committees of the Board.

●	Consider and assess the independence of the directors, including whether a majority of the Board continues to be independent from management in both fact and appearance, as well as within the meaning prescribed by The Nasdaq Stock Market.

●	Identify, evaluate, review and nominate qualified candidates to serve on the Board. Candidates for director nominees will be reviewed in the context of composition of the Board, the Company’s operating requirements and the long-term interests of the Company’s shareholders. In assessing the qualifications of the candidates, the Committee will consider diversity, age, skills and such other factors as it deems appropriate given the Company’s current needs and those of the Board to maintain a balance of knowledge, experience and capability.

●	Evaluate, review and consider the nomination of current directors for re-election to the Board and monitor the size of the Board.

●	Consider shareholder recommendations for director nominations and other proposals submitted by shareholders and establish any procedures to facilitate shareholder communications with the Board and make any such disclosures required by applicable law in the course of exercising such authority.

●	Develop a set of corporate governance principles and policies applicable to the Company, at least annually review and assess these principles and policies and their application, and recommend any necessary changes to the Board for approval.

●	Review with management and the Board the adequacy of and compliance with the Company’s Code of Business Conduct and Ethics (the “Code of Conduct”) and the results of management’s efforts to monitor compliance with the Company’s policies designed to ensure adherence to applicable laws and rules.

●	Periodically review the Company’s policy statements to determine their adherence to the Code of Conduct.

●	At least annually, review, discuss and assess the performance of the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment shall include an evaluation of the Board’s contribution as a whole, specific areas in which the Board and/or management believe better contributions could be made, and overall Board composition and makeup.

●	Develop and oversee an orientation program for new directors and continuing education program for all directors.

●	Oversee and review the processes and procedures used by the Company to provide information to the Board and its committees.

●	Review and discuss with management and the Board, as appropriate, the Company’s major risks relating to the purview of the Committee, the Company’s policies for assessment and management of such risks, and the steps to be taken to control such risks.

●	Perform such other functions and have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

MEETINGS

The Committee will hold at least one (1) regular meeting per year and additional meetings as the Committee deems appropriate. At the discretion of the Committee, members of management may attend any meeting of the Committee, except for portions of the meetings where his, her or their presence would be inappropriate, as determined by the Committee.

CONSULTANTS AND ADVISORS

The Committee may retain any independent counsel, experts or advisors that the Committee believes to be desirable and appropriate. The Committee may also use the services of the Company’s regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any such persons employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee shall have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm’s fees and other retention terms.

MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chairperson will report to the Board from time to time or whenever so requested by the Board.

APPENDIX “B”

CHARTER OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

PURPOSES:

The purpose of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Clearmind Medicine Inc., a company existing under the Business Corporations Act (British Columbia) (the “Company”), shall be to review management’s recommendations for the type and level of compensation for directors, officers and employees of the Company and to discharge the responsibilities of the Board.

COMPOSITION:

The Committee shall be comprised of a minimum of two (2) members of the Board, all of whom shall be non-employee directors and shall satisfy the independence requirements established by the applicable laws, rules and regulations of the British Columbia Securities Commission (“BCSC”), Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market LLC (“Nasdaq”). The members of the Committee and its chairperson (the “Chairperson”) will be appointed by and serve at the discretion of the Board.

FUNCTIONS AND AUTHORITY:

The operation of the Committee shall be subject to the Articles of the Company, as in effect from time to time. The Committee may act in reliance on management of the Company as it deems necessary or appropriate. The Committee shall have the full power and authority to carry out the following responsibilities:

1.	Review and approve the structure and guidelines for various incentive compensation and benefit plans and recommend for the Board’s approval incentive compensations plans in which the Chief Executive Officer or another executive officer participates.

2.	Grant equity awards under the various equity incentive compensation plans. Delegate to an equity grant subcommittee, which may be comprised of management representatives, authority to grant such awards and certain administrative authority as the Committee deems necessary or appropriate, provided that the Committee shall not delegate authority to grant any equity awards (i) that are expressly required in this Charter to be granted by the Committee or the Board or (ii) to the extent prohibited by applicable law.

3.	Grant equity awards under an inducement plan established pursuant to Nasdaq Listing Rule 5635(c)(4) and IM-5635-1. Delegate to an equity grant subcommittee, which may be comprised of management representatives, certain administrative authority (other than authority to grant such awards) as the Committee deems necessary or appropriate.

4.	Approve Chief Executive Officer compensation, including, but not limited to, annual salary, bonus, equity compensation and other direct or indirect benefits. Inform the Board regarding Chief Executive Officer compensation decisions.

5.	Approve the compensation for each other executive officer that report directly to the Chief Executive Officer, including, but not limited to, annual salary, bonus, equity compensation and other direct or indirect benefits. Inform the Board regarding the foregoing compensation decisions.

6.	Recommend for approval by the Board the compensation levels for the members of the Board who are outside directors.

7.	Review on a periodic basis the operation of the Company’s executive compensation programs to determine whether they remain supportive of the Company’s business objectives and are competitive relative to comparable companies and to establish and periodically review policies for the administration of executive compensation programs.

8.	Review the Company’s executive compensation arrangements to evaluate whether incentive and other forms of compensation do not encourage inappropriate or excessive risk taking and review and discuss, at least annually, the relationship between risk management policies and practices, corporate strategy and the Company’s executive compensation arrangements.

9.	Review and discuss with management risks in the areas of compensation, benefits, succession planning, or employment practices, or other risks as the Committee or the Board deems appropriate.

10.	Prepare and approve the Committee report to be included as part of the Company’s annual proxy statement and Annual Report.

11.	Review the performance of the Chief Executive Officer and the executive officers of the Company.

12.	Review and reassess the adequacy of this Charter on at least an annual basis.

13.	Perform such other functions and have such other powers as may be necessary or convenient in the efficient discharge of the foregoing.

The Committee shall have the authority to delegate any of its functions to a subcommittee thereof to the extent permitted by applicable law.

MEETINGS:

The Committee will hold at least one (1) regular meeting per year and additional meetings, as the Chairperson or Committee deems appropriate. The Chief Executive Officer of the Company may attend any meeting of the Committee, except for portions of the meetings where his, her or their presence would be inappropriate, as determined by the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company’s management, representatives of the independent auditor, the internal auditor, any other financial personnel employed or retained by the Company or any other person whose presence the Committee believes to be necessary or appropriate. Notwithstanding anything to the contrary set forth herein, the Chief Executive Officer may not be present for any portion of any meeting of the Committee at which the compensation of the Chief Executive Officer is deliberated or voted upon.

CONSULTANTS AND ADVISORS:

The Committee shall have the sole authority to retain or replace (or obtain the advice of) any independent counsel, compensation and benefits consultants and other outside experts or advisors as the Committee believes to be necessary or appropriate. The Committee may also utilize the services of the Company’s regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee in its sole discretion, for payment of reasonable compensation to any such persons retained or consulted by the Committee. The Committee shall be directly responsible for the appointment, compensation and oversight of any such person and may select, or receive advice from, any such person only after taking into consideration such factors as may be prescribed by the applicable laws, rules and regulations of the, BCSC, SEC and Nasdaq for assessing the independence of such person.

MINUTES AND REPORTS:

Minutes of each meeting of the Committee shall be kept and distributed to each member of the Committee, each member of the Board who is not a member of the Committee and the Secretary of the Company. The Chairperson shall report to the Board from time to time or whenever so requested by the Board.

SCHEDULE “C”
AUDIT COMMITTEE DISCLOSURE

Item 1: The Audit Committee Charter

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s accounting and financial reporting processes and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

Duties and Responsibilities

The authority delegated to the Committee is set forth below. The purposes, responsibilities and other provisions specified in this Charter are intended to serve as guidelines, and the Committee may act and establish policies and procedures that are consistent with these guidelines or are necessary or advisable, in its discretion, to carry out the intent of the Board in delegating such authority and to fulfill the responsibilities of the Committee hereunder. Nothing herein is intended to expand applicable standards of liability under Canadian or any U.S. state or federal law for directors of a corporation.

External Auditor

(a)	To be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (subject, if applicable, to shareholder ratification). Each such accounting firm shall report directly to the Committee.

(b)	Review and ensure the independence of the external auditor by: (i) receiving from, and reviewing and discussing with, the external auditor, on a periodic basis, a formal written statement delineating all relationships between the external auditor and the Company consistent with the applicable requirements of the Public Company Accounting Oversight Board; (ii) reviewing, and actively discussing with the Board, if necessary, and the independent auditor, on a periodic basis, any disclosed relationships or services, including non-audit services, between the independent auditor and the Company or any other disclosed relationships or services that may impact the objectivity and independence of the independent auditor; (iii) recommending, if necessary, that the Board take appropriate action to satisfy itself of the independent auditor’s independence; and (iv) ensuring that the lead or coordinating audit partner having primary responsibility for the audit, or the audit partner responsible for reviewing the is in compliance with the partner rotation requirements under applicable laws and rules.

(c)	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(d)	To pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the Company’s external auditor pursuant to pre-approval policies and procedures established by the Committee

(e)	To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

(f)	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(i)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(ii)	No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(iii)	The Chief Financial Officer (“CFO”) must approve all office hires from the external auditor; and

(iv)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

(g)	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

(a)	To review the Company’s annual audited financial statements with the Chief Executive Officer (“CEO”) and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

(b)	To review and discuss with management and the external auditor, as appropriate:

(i)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and

(ii)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.

(c)	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(d)	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

(a)	To review the internal audit staff functions, including:

(i)	The purpose, authority and organizational reporting lines;

(ii)	The annual audit plan, budget and staffing; and

(iii)	The appointment and compensation of the controller, if any.

(b)	To review, with the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

(c)	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(d)	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

(e)	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

(f)	Establish procedures for: (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and review any complaints or concerns received pursuant to such procedures.

Membership

(a)	The Committee shall consist solely of three or more members of the Board, all of which the Board has determined is “independent” as required under applicable securities rules or applicable stock exchange rules, including the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder, and the Nasdaq Rules.

(b)	No member of the Committee may have participated in the preparation of the financial statements of the Company or any of the Company’s current subsidiaries during the preceding three years.Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

(c)	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

(d)	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of fundamental financial statements including a balance sheet, an income statement and a cash flow statement).

(e)	At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that results in the member’s financial sophistication, in each case, consistent with the Nasdaq Rules. That individual shall also be an “audit committee financial expert” consistent with the SEC’s rules and regulations.

Procedures

(a)	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

(b)	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

(c)	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum, and provided that a majority of the members must be “independent” or “unrelated”.

(d)	The Committee will meet as many times as is necessary to carry out its responsibilities but not less frequently than once every quarter. Any member of the Committee or the external auditor may call meetings.

(e)	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

(f)	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

(g)	The Committee shall have available appropriate funding from the Company as determined by the Committee for payment of: (i) compensation to any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any advisers employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

(h)	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

(i)	The Committee has the authority to communicate directly with the internal and external auditors.

Reports

The Committee shall produce the following reports and provide them to the Board:

(a)	An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Composition of the Audit Committee

At a meeting of the Company’s Board on January 29, 2024, the Board approved an audit committee (the “Audit Committee”). The Audit Committee is currently comprised of Oz Adler, Yehonatan Shachar and Asaf Itzhaik.

Auditor	Title	Independent or Not	Financial Literacy
Oz Adler	Director	Yes	Yes
Yehonatan Shachar	Director	Yes	Yes
Asaf Itzhaik	Director	Yes	Yes

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a member’s independent judgment.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Oz Adler is the Chief Financial Officer and Chief Executive Officer of Scisparc Ltd. Prior to his present position with Scisparc, Mr. Adler was employed as a CPA at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business Management from The College of Management, Israel. Mr. Adler currently serves on the board of directors of Charging Robotics Ltd.

Yehonatan Shachar – Mr. Shachar obtained a LLB in Law from the IDC International University in Herzliya, Israel. He presently also serves as CEO of Chiron Refineries Ltd., a publicly listed company on the Tel-Aviv Stock Exchange. Previously he held roles as an analyst with private venture funds.

Asaf Itzhaik – is an independent business individual with over thirty years of experience in the optometry industry in Israel and the real estate industry in both Israel and Poland. Mr. Itzhaik is a board member of various publicly listed companies in Israel. Mr. Itzhaik has completed a continuing education director’s course in Israel..

Each member of the Audit Committee has adequate education and experience that would provide the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(b)	the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since incorporation has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Reliance on Certain Exemptions

At no time since incorporation has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. Part 8 of NI 52-110 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, for the period ended October 31, 2023, to the Company to ensure auditor independence. Fees billed for audit and non-audit services in the last fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Billed by Auditor for the Period Ended October 31, 2023	Fees Billed by Auditor for the Period Ended October 31, 2022
Audit Fees(1)	$180,000	$80,000
Audit-Related Fees(2)	$-	$-
Tax Fees(3)	$-	$-
All Other Fees(4)	-	-
TOTAL:	$180,000	$80,000

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

(5)	Fees paid out subsequent to the applicable October 31 year end.